This Form CB contains 60 pages, including all exhibits




SEC MAIL PROCESSING SECTION
RECEIVED
DEC 23 2005
WASH, D.C.
192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

(Amendment No. 3)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

PBB Global Logistics Income Fund
(Name of Subject Company)

Ontario
(Jurisdiction of Subject Company's Incorporation or Organization)

Livingston International Income Fund
405 The West Mall, Suite 400
Toronto, Ontario M9C 5K7 Canada
1-800-387-7582 ext. 3109
(Name of Person(s) Furnishing Form)

Trust Units
(Title of Class of Subject Securities)

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

69317H
(CUSIP Number of Class of Securities (if applicable))

Kenneth Chalmers
PBB Global Logistics Income Fund
33 Walnut Street, P.O. Box 40
Fort Erie, Ontario L2A 5M7 Canada
905-871-1606
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 21, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Attachment	Description
A.	Offer to Purchase and Circular dated October 21, 2005 (the "Offer and Circular") relating to the offer (the "Offer") by Livingston International Income Fund (the "Offeror") to purchase all of the outstanding trust units of PBB Global Logistics Income Fund.*
B.	Letter of Acceptance and Transmittal, dated October 21, 2005.*
C.	Notice of Change and Extension, dated November 24, 2005.**
D.	Notice of Change and Extension dated December 9, 2005.***
E.	Notice of Change, Variation and Extension dated December 21, 2005.
F.	Amended Letter of Acceptance and Transmittal, dated December 21, 2005.

*Previously filed on Form CB on October 24, 2005.
**Previously filed on Form CB on November 28, 2005.
***Previously filed on Form CB on December 12, 2005

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Offer and Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Exhibit Number	Description
1	The renewal annual information form of the Offeror dated March 30, 2005.*
2	The comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2004 of the Offeror.*
3	Management's discussion and analysis of financial condition and results of operations of the Offeror for the fiscal year ended December 31, 2004.*
4	The comparative interim financial statements for the three and six month periods ended June 30, 2005 of the Offeror.*
5	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended June 30, 2005.*
6	The management information circular of the Offeror dated March 17, 2005, excluding pages 15 to 25, inclusive, prepared in connection with the annual and special meeting of the Offeror's Unitholders held on April 21, 2005.*
7	The material change report of the Offeror dated March 11, 2005 in connection with the acquisition of all of the issued and outstanding common shares in the capital of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
8	The material change report of the Offeror dated April 8, 2005 in connection with the proposed $22.165 million bought-deal financing of 1.1 million of the Offeror's Units (the "Units") at $20.15 per Unit.*
9	The business acquisition report of the Offeror dated May 16, 2005 with respect to the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
10	The material change report of the Offeror dated October 26, 2005 in connection with the commencement of the Offer.**
11	The comparative interim financial statements for the three and nine month periods ended September 30, 2005 of the Offeror.**
12	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended September 30, 2005.**

*Previously filed on Form CB on October 24, 2005.
**Previously filed on Form CB on November 28, 2005.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the initial Form CB with the Securities and Exchange Commission (the "SEC") on October 24, 2005, Livingston International Income Fund filed with the SEC a written irrevocable consent and power of attorney on Form F-X. Livingston International Income Fund will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIVINGSTON INTERNATIONAL INCOME FUND

By: 

Name: Benjamin Wong
Title: Senior Vice President and Chief Financial Officer, Livingston International Inc.
Date: December 21, 2005

5047374 v2

P5

Attachment E

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. No securities commission or similar authority in Canada or the United States has in any way passed upon the merits of or approved or disapproved these securities. Any representation to the contrary is a criminal offence.

LIVINGSTON INTERNATIONAL INCOME FUND

LIVINGSTON

Advancing Cross-Border Trade

NOTICE OF CHANGE, VARIATION AND EXTENSION

of the

OFFER TO PURCHASE

all of the outstanding trust units of

PBB GLOBAL LOGISTICS INCOME FUND

on the basis of one trust unit of Livingston International Income Fund for each trust unit of PBB Global Logistics Income Fund (subject to adjustment as provided in the Original Offer, the Amended Offer and this Notice of Change, Variation and Extension and the Circular)

Livingston International Income Fund ("**Livingston Fund**" or the "**Offeror**") hereby gives notice that it has amended its offer to purchase all of the outstanding trust units ("**PBB Units**") of PBB Global Logistics Income Fund ("**PBB Fund**") by:

(a) extending the Expiry Time from midnight (Vancouver time) on December 21, 2005 to midnight (Toronto time) on January 10, 2006;

(b) increasing the exchange ratio to one trust unit of Livingston International Income Fund ("**Livingston Unit**") for each PBB Unit; and

(c) providing a Merger Transaction alternative (as defined below) pursuant to which PBB Unitholders will have the opportunity to exchange their PBB Units for Livingston Units on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the realization of any gain (or loss) for Canadian income tax purposes.

In addition, on December 21, 2005, the Offeror announced that, effective as of the first regular monthly distribution expected to be declared on or about March 15, 2006 and expected to be paid on or about April 30, 2006, it intends to increase its regularly monthly distribution to $0.142 per Livingston Unit ($1.70 per Livingston Unit on an annualized basis). See Section 1, "Recent Developments" and Section 4, "Change in Information in the Offer, the Amended Offer and the Circular".

The Offer, dated October 21, 2005 (the "**Original Offer**"), as amended by a Notice of Change and Extension dated November 24, 2005, as further amended by a Notice of Change and Extension dated December 9, 2005 (such Notices of Change and Extension are collectively referred to as the "**Amended Offer**"), and as further amended by this Notice of Change, Variation and Extension, are collectively referred to herein as the "**Offer**". Unless the context requires otherwise, capitalized terms used herein but not defined have the respective meanings set out in the Offer and Circular. **In addition, except as otherwise set forth herein, the terms and conditions previously set forth in the Original Offer and the Circular, and where applicable, as amended by the Amended Offer, and the related Amended Letter of Acceptance and Transmittal (as defined herein), continue to be applicable in all respects to the Offer.**

THE OFFER HAS BEEN VARIED AND EXTENDED. THE OFFER IS NOW OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (TORONTO TIME) ON JANUARY 10, 2006, UNLESS THE OFFER IS FURTHER EXTENDED OR WITHDRAWN.

THE BOARD OF TRUSTEES OF PBB FUND (THE "PBB BOARD"), FOLLOWING CONSULTATION WITH ITS FINANCIAL AND LEGAL ADVISORS, HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS IN THE BEST INTERESTS OF PBB UNITHOLDERS AND, ACCORDINGLY, THE PBB BOARD HAS UNANIMOUSLY RECOMMENDED THAT PBB UNITHOLDERS DEPOSIT THEIR PBB UNITS TO THE OFFER.

MOREOVER, THE OFFEROR HAS ENTERED INTO LOCK-UP AGREEMENTS WITH EACH OF THE PBB TRUSTEES WHO HOLD PBB UNITS AND CERTAIN OTHER SENIOR OFFICERS OF PBB FUND OR ITS SUBSIDIARIES HOLDING AN AGGREGATE OF APPROXIMATELY 9.4% OF THE PBB UNITS PURSUANT TO WHICH SUCH PERSONS HAVE AGREED TO SUPPORT THE TRANSACTIONS DESCRIBED IN THE OFFER AND CIRCULAR AND TO IRREVOCABLY DEPOSIT THEIR PBB UNITS TO THE OFFER.

The Livingston Units are listed and posted for trading on the Toronto Stock Exchange (the "TSX") under the symbol "LIV.UN". The PBB Units are listed and posted for trading on the TSX under the symbol "PBB.UN". The closing prices of the Livingston Units and the PBB Units on the TSX on October 18, 2005, the day prior to the announcement of the Offeror's intention to make the Offer, were $18.20 and $14.30, respectively. The closing prices of the Livingston Units and the PBB Units on the TSX on December 20, 2005, the day prior to the announcement of the Offeror's intention to amend the Offer as described herein, were $22.45 and $20.23, respectively.

BASED ON THE DECEMBER 20, 2005 CLOSING PRICE OF THE LIVINGSTON UNITS ON THE TSX, THE OFFER CURRENTLY VALUES THE PBB UNITS AT $22.45, A PREMIUM OF 57% OR $8.15 ABOVE THE CLOSING PRICE OF THE PBB UNITS OF $14.30 ON THE TSX ON OCTOBER 18, 2005.

Questions and requests for assistance may be directed to the Information Agent for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free:
1-866-519-9056

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-564-6253

Telephone: (514) 982-7555
Facsimile: (416) 981-9663
e-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

SCOTIA CAPITAL INC.

Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, Ontario
M5X 2X6

Telephone: (416) 863-7325
Facsimile: (416) 862-3010

PBB Unitholders may also contact their investment dealer, stockbroker, bank manager, accountant, lawyer or professional advisor for assistance.

INFORMATION FOR U.S. PBB UNITHOLDERS

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer and the Merger are made for and in connection with the securities of a Canadian trust. The Offer and the Merger are subject to Canadian disclosure requirements that are different from those of the United States. Financial statements of the Offeror included in this Offer and Circular, or incorporated by reference herein, as well as financial statements of PBB, have been prepared in accordance with Canadian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. resident PBB Unitholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since the Offeror is located in a foreign country, and some or all of its officers (if any) and trustees may be residents of a foreign country.

U.S. resident PBB Unitholders may not be able to sue a foreign trust or its officers (if any) or trustees in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign trust and its subsidiaries to subject themselves to a U.S. court's judgment.

U.S. resident PBB Unitholders should be aware that the Offeror may purchase securities otherwise than under the Offer, such as in open market or privately negotiated purchases.

Livingston Units offered pursuant to the Offer and the Merger are being offered pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Rule 802 thereunder. No Livingston Units will be delivered in the United States or to or for the account or for the benefit of a Person in the United States, unless the Offeror is satisfied that Livingston Units may be delivered in the relevant jurisdiction without further action by the Offeror in reliance on such exemption or on a basis otherwise determined to be acceptable to the Offeror in its sole discretion. PBB Unitholders who are residents of certain U.S. states and who do not qualify as exempt institutional investors in such U.S. states who would otherwise receive Livingston Units in exchange for their PBB Units may, at the sole discretion of the Offeror, have such Livingston Units issued on their behalf to a selling agent, which shall, as agent for such PBB Unitholders, sell such Livingston Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such PBB Unitholders.

PBB Unitholders should be aware that Livingston Units issued pursuant to the Offer and the Merger will be restricted securities within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended, to the same extent and proportion that PBB Units tendered or exchanged or redeemed by the holder were restricted securities.

The tender of PBB Units under the Offer and the redemption or transfer of PBB Units under the Merger may have tax consequences both in the United States and Canada. The consequences for holders who are resident in, or citizens of, the United States are not described in this Offer and Circular. PBB Unitholders are advised to consult their tax advisers to determine the particular tax consequences to them of acquiring the Livingston Units.

Neither the fact that a registration statement or an application for a license has been filed under RSA 421-B with the state of New Hampshire nor the fact that a security is effectively registered or a Person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualifications of, or recommended or given approval to, any Person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of the foregoing.

FORWARD-LOOKING STATEMENTS

Certain statements in this Offer and the Circular, and in certain documents incorporated by reference herein, are forward-looking statements, which reflect Livingston management's current beliefs and expectations regarding the Offeror's and Livingston's future growth, results of operations, performance, business prospects and opportunities. Such forward-looking statements are based on information currently available to management of Livingston. Forward-looking statements involve significant risks and uncertainties. Many factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including risks related to dependence on cross-border trade, economic conditions, disruptions in border crossings or increases or decreases in foreign trade, competition, effects of hedging, integration of acquisitions, regulatory change, tax matters including potential changes in tax laws, foreign exchange rates, interest rates, continued availability of credit facilities, contract changes and loss or non-renewal of contracts or clients, among others. See "Risk Factors". These factors should not be considered exhaustive. Although the forward-looking statements are based upon what Livingston's management believes to be reasonable assumptions, the Offeror and Livingston cannot assure investors that actual results will be consistent with these forward-looking statements. Such forward-looking statements are made as of the date of this Offer and Circular or as of the date specified in the documents incorporated by reference herein. Except as expressly otherwise required by law, neither the Offeror nor Livingston assumes any obligation to update or revise such statements or any information contained in this Offer and Circular or to publicly release the results of any revisions to forward-looking statements to reflect new events, assumptions or circumstances that the Offeror or Livingston may become aware of after the date of this Offer and the Circular. Undue reliance should not be placed on forward-looking statements.

NO PERSONAL LIABILITY

The statements made in the Offer and in the Circular are, to the extent they are the responsibility of the Offeror's Trustees, the responsibility of the Offeror's Trustees in their capacity as trustees and not in their personal capacity, and, except as expressly otherwise required by law, in no event shall such trustees be personally liable for any statements contained therein nor shall resort be had to, or redress, recourse or satisfaction result from, the private and/or personal property of the Offeror's Trustees or of the Livingston Unitholders.

QUESTIONS AND ANSWERS

The following list of Questions and Answers is intended to address some of the key aspects of the Offer and the Merger Transaction. This section is a summary only and is qualified by the detailed provisions contained elsewhere in this Offer and Circular. PBB Unitholders are urged to read this Offer and Circular in their entirety. Capitalized terms used in these Questions and Answers, where not otherwise defined in this section are defined in this Offer and Circular. See "Definitions".

1. WHAT IS THE OFFER? WHAT IS THE MERGER TRANSACTION?

THE OFFER

The Offer is an offer by Livingston International Income Fund (the **"Livingston Fund"**) to purchase all of the issued and outstanding PBB Units on the basis of one Livingston Unit for each PBB Unit. An exchange of Livingston Units for PBB Units under the Offer will be treated as a taxable disposition for Canadian income tax purposes. **To deposit your PBB Units to the Offer, you must make an Offer Election through your broker or other nominee prior to midnight (Toronto time) on January 10, 2006. Your broker or other nominee may set a deadline that is earlier than this deadline, and as such you should contact your broker or other nominee for assistance.**

THE MERGER TRANSACTION

Under the Merger Transaction alternative, PBB Unitholders will have the opportunity to exchange their PBB Units for Livingston Units on a one for one basis on a tax-deferred "roll-over" basis for Canadian income tax purposes so as to defer the realization of any gain (or loss) for Canadian income tax purposes. **To participate in the Merger Transaction, you must deposit your PBB Units to the Offer and make a Merger Election through your broker or other nominee prior to midnight (Toronto time) on January 10, 2006. Your broker or other nominee may set a deadline that is earlier than this deadline, and as such you should contact your broker or other nominee for assistance.**

If for any reason no election is made by a PBB Unitholder with respect to PBB Units tendered to the Offer, such PBB Unitholder will be deemed to have made a Merger Election in respect of such PBB Units.

2 IF THE OFFER AND MERGER TRANSACTION ARE COMPLETED, WHAT DISTRIBUTIONS WILL I RECEIVE AS A LIVINGSTON UNITHOLDER?

Livingston Fund has announced that, effective as of the first regular monthly distribution expected to be declared on or about March 15, 2006 and expected to be paid on or about April 30, 2006, it intends to increase its regularly monthly distribution to $0.142 per Livingston Unit ($1.70 per Livingston Unit on an annualized basis). Although the Offeror intends to distribute the interest and dividend income earned by the Offeror less expenses and amounts, if any, paid by the Offeror in connection with the redemption of Livingston Units, there can be no assurance regarding the amounts of income to be generated by the subsidiaries of the Offeror and paid to the Offeror. The actual amount distributed in respect of the Livingston Units will depend upon numerous factors, including profitability, debt covenants, inter-company guarantees by the Offeror, fluctuations in working capital, the sustainability of margins and capital expenditures.

3. WHO IS MAKING THE OFFER AND PROPOSING THE MERGER TRANSACTION ALTERNATIVE?

The Offer and the Merger Transaction are being made and provided by Livingston Fund, a trust that indirectly holds the securities of Livingston International Inc., which is a leading Canadian customs broker and trade services company facilitating two-way trade between the United States and Canada. Based in Toronto, Ontario, Livingston Fund and its subsidiaries have more than 70 offices and over 1,700 employees located at key border points and other strategic locations across Canada and the United States. Livingston Fund has been listed on the Toronto Stock Exchange since February 11, 2002 and trades under the symbol "LIV.UN". As at December 20, 2005, Livingston Fund had a market capitalization of approximately $372 million. Its revenues for the year ended December 31, 2004 were approximately $147.8 million and its assets at that date were approximately $307.4 million.

4. DO THE PBB BOARD AND MANAGEMENT SUPPORT THE OFFER AND THE MERGER TRANSACTION?

YES. The board of trustees of PBB, following consultation with its financial and legal advisors, has unanimously determined that the Offer is in the best interests of the PBB Unitholders and, accordingly, the PBB Board has unanimously recommended that PBB Unitholders deposit their PBB Units to the Offer.

Moreover, Livingston Fund has entered into agreements with each of the PBB trustees who hold PBB Units and certain other senior officers of PBB or its subsidiaries holding an aggregate of approximately 9.4% of the PBB Units pursuant to which such persons have agreed to support the transactions described in the Offer and Circular and to irrevocably deposit their PBB Units to the Offer.

5. WHY IS LIVINGSTON FUND MAKING THE OFFER? WHAT ARE THE BENEFITS OF THE OFFER?

Livingston believes the Offer represents an outstanding opportunity to create a stronger competitor in the customs brokerage business serving North America. The operations underlying Livingston and PBB are complementary and Livingston believes the rationale for combining them is compelling for the unitholders of both income trusts. Together, these operations should have a stronger competitive position and greater opportunities for growth, using their combined expertise. Livingston expects this to reduce operating risk while allowing for increased cross-selling of services. The larger scale of the operations should also mean enhanced cost-effectiveness for customers by taking advantage of the potential synergies inherent in the combination. In addition, Livingston Fund maintains a more conservative capital structure and a lower level of leverage than PBB Fund has, which, together with the Livingston Fund's more prudent distribution payout ratio, is generally a positive factor in the sustainability and stability of future cash flows and distributions.

PBB Unitholders should also benefit from improved liquidity of the combined larger income trust, which would have a combined market capitalization of approximately $620 million (based on December 20, 2005 values) - approximately 1.7 times the current market capitalization of Livingston Fund and approximately 2.5 times that of PBB Fund.

6. WHAT WILL I RECEIVE FOR MY PBB UNITS UNDER THE OFFER AND UNDER THE MERGER TRANSACTION? WHAT PREMIUM DOES THAT REPRESENT?

Under the Offer and the Merger Transaction you will receive one Livingston Unit for each PBB Unit (subject to adjustment under the Offer and the Merger Agreement, as applicable). Essentially, you will receive both a substantial premium over the recent trading value of your PBB Units as well as the opportunity to continue as a unitholder in a stronger income trust with more financially prudent operations. The exchange ratio of one Livingston Unit for each PBB Unit (subject to adjustment under the Offer and the Merger Agreement, as applicable) represents a value of approximately $22.45 per PBB Unit and a premium of approximately 57% or $8.15 above the closing price of the PBB Units of $14.30 on the Toronto Stock Exchange on October 18, 2005.

7. WHAT DO I NEED TO DO NOW?

You are urged to carefully review this Offer and Circular, and to seek advice from your stockbroker or other financial advisor. If you wish to deposit your PBB Units to the Offer and make either an Offer Election or a Merger Election, you should contact your broker or other nominee to do so.

8. HOW DO I DEPOSIT MY PBB UNITS TO THE OFFER AND MAKE EITHER AN OFFER ELECTION OR A MERGER ELECTION?

To deposit your PBB Units to the Offer and make either an Offer Election or a Merger Election you must complete the documentation and follow the instructions provided by your broker or other nominee. If you have any questions, you can contact Georgeson Shareholder Communications at 1-866-519-9056.

9. WHEN WILL THE OFFER AND THE MERGER TRANSACTION BE COMPLETED?

The Offer is open until midnight (Toronto time) on January 10, 2006 and will be completed only if all of the conditions of the Offer have been satisfied or have been waived by Livingston Fund. In certain circumstances, the Offer may also be extended or it may be terminated. Livingston Fund's current intention is to complete the Merger immediately following and conditional on the take-up under the Offer (or the satisfaction or waiver of all conditions thereunder) so as to provide the most consistent treatment possible to all PBB Unitholders, whether they are exchanging PBB Units for Livingston Units under the Offer or as a result of the Merger Transaction.

10. WHAT HAPPENS IF I DO NOT DEPOSIT MY PBB UNITS TO THE OFFER AND MAKE EITHER AN OFFER ELECTION OR A MERGER ELECTION BUT MORE THAN TWO-THIRDS OF THE PBB UNITHOLDERS DO?

As explained in Section 16 of the Circular, "Merger Transaction" (see Schedule "B" attached hereto), if the Special Resolution is approved by Electing PBB Unitholders and if the Merger is completed, Non-Electing PBB Unitholders will receive Livingston Units under the Merger as if they had made a Merger Election. However, as the Offer and the Merger Transaction are subject to, among other things, a 2/3 approval condition, you are encouraged to deposit your PBB Units to the Offer in order to ensure that the transactions described in the Offer and Circular are successful.

11. WILL PBB UNITS STILL BE LISTED ON THE TORONTO STOCK EXCHANGE IF THE TRANSACTIONS ARE COMPLETED?

If the Offer is successful and the Merger Transaction is completed, the PBB Units will be de-listed from the Toronto Stock Exchange upon completion of such transactions.

12. HOW WILL THE EXCHANGE OF MY PBB UNITS BE TREATED FOR TAX PURPOSES?

A disposition of PBB Units held as capital property by an Offer Electing PBB Unitholder in exchange for Livingston Units will give rise to a capital gain (or a capital loss) for Canadian tax purposes, equal to the amount by which the proceeds of disposition of the PBB Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the PBB Units to the Offer Electing PBB Unitholder immediately prior to the disposition. For these purposes, the proceeds of disposition of the PBB Units will be equal to the aggregate of the fair market value of the Livingston Units received in exchange therefor.

The Merger will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act. Accordingly, for Canadian tax purposes, where a Merger Electing PBB Unitholder or a Non-Electing PBB Unitholder disposes of PBB Units to PBB Fund in exchange for Livingston Units on the redemption of PBB Units pursuant to the Merger, the PBB Unitholder's proceeds of disposition for the PBB Units disposed of, and the cost to the PBB Unitholder of the Livingston Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the PBB Unitholder of the PBB Units immediately prior to their disposition, resulting in a tax-deferred "roll-over" for Canadian tax purposes.

Subsequent to the exchange of PBB Units for Livingston Units pursuant to the Offer or the Merger, a former PBB Unitholder will be subject to taxation as a Livingston Unitholder. See Section 18 of the Circular, "Canadian Federal Income Tax Considerations".

NOTICE OF CHANGE, VARIATION AND EXTENSION

December 21, 2005

TO: UNITHOLDERS OF PBB GLOBAL LOGISTICS INCOME FUND

This Notice of Change, Variation and Extension amends and supplements the Original Offer, the Amended Offer and the Circular. Except as otherwise set forth in this Notice of Change, Variation and Extension, the information, terms and conditions of the Original Offer, the Amended Offer and the Circular continue to be applicable in all respects and this Notice of Change, Variation and Extension should be read in conjunction with the Original Offer, the Amended Offer and the Circular, the provisions of which (as hereby supplemented) are incorporated herein by reference (except as amended herein). References to the "Offer" means the offer to purchase all of the outstanding trust units of PBB Fund (not including any PBB Units that may become outstanding upon the exercise of any options, warrants or other rights), set out in the Original Offer, the Amended Offer and the Circular, as supplemented and amended by this Notice of Change, Variation and Extension. References to the "**Offer and Circular**" means, collectively, the Original Offer, the Amended Offer, the Circular and this Notice of Change, Variation and Extension.

1. RECENT DEVELOPMENTS

On December 20, 2005, the Offeror and PBB Fund entered into a support agreement (the "**Support Agreement**") pursuant to which, among other things, Livingston Fund agreed to amend the Offer as set out in this Notice of Change, Variation and Extension, and PBB Fund agreed to recommend to PBB Unitholders that they deposit their PBB Units to the Offer. See Section 4, "Change in Information in the Offer, the Amended Offer and the Circular". The principal terms of the Support Agreement are summarized below.

Also on December 20, 2005, the Offeror entered into agreements with each of the PBB Trustees who hold PBB Units and certain other senior officers of PBB Fund or its subsidiaries holding an aggregate of approximately 9.4% of the PBB Units, pursuant to which such persons have agreed to support the transactions described in the Offer and Circular and to irrevocably deposit their PBB Units to the Offer.

Prior to entering into the Support Agreement, the Special Committee of the PBB Board of Trustees received fairness opinions from its financial advisors, CIBC World Markets Inc., and National Bank Financial Inc., that the consideration to be offered pursuant to the Offer is fair, from a financial point of view, to the PBB Unitholders, other than the Offeror and its affiliates. On December 21, 2005, the PBB Trustees issued the accompanying Trustees' Circular recommending that PBB Unitholders deposit their PBB Units to the Offer.

On December 21, 2005, the Offeror also announced that, effective as of the first regular monthly distribution expected to be declared on or about March 15, 2006 and expected to be paid on or about April 30, 2006, it intends to increase its regularly monthly distribution to $0.142 per Livingston Unit ($1.70 per Livingston Unit on an annualized basis). Although the Offeror intends to distribute the interest and dividend income earned by the Offeror less expenses and amounts, if any, paid by the Offeror in connection with the redemption of Livingston Units, there can be no assurance regarding the amounts of income to be generated by the subsidiaries of the Offeror and paid to the Offeror. The actual amount distributed in respect of the Livingston Units will depend upon numerous factors, including profitability, debt covenants, inter-company guarantees by the Offeror, fluctuations in working capital, the sustainability of margins and capital expenditures.

Pursuant to the Support Agreement with PBB Fund, the Offeror has amended the Offer to provide for, in addition to the exchange of Livingston Units for PBB Units under the Offer, which will be treated as a taxable disposition for Canadian income tax purposes, a Merger Transaction alternative pursuant to which PBB Unitholders will have the opportunity to exchange their PBB Units for Livingston Units on a tax-deferred ''roll-over'' basis for Canadian income tax purposes so as to defer the realization of any gain (or loss) for Canadian income tax purposes.

The Support Agreement

The following is a summary of the material terms of the Support Agreement. It is qualified in its entirety by reference to the full text thereof, a copy of which will be made available on Livingston Fund's website at www.livingstonintl.com, and the terms thereof are subject to change. PBB Unitholders who would like a paper copy to be mailed to them without charge may contact the Vice-President, Public Affairs of the Offeror at 405 The West Mall, Suite 400,Toronto, Ontario M9C 5K7 (telephone: 1-800-387-7582 ext. 3109).

The Offer

Under the Support Agreement, the Offeror agreed to vary the terms of the Offer to (i) increase the Exchange Ratio to 1.0 Livingston Unit per PBB Unit; (ii) extend the Expiry Date to a date (the "**Closing Date**") expected to be January 10, 2006 but not later than January 31, 2006; (iii) vary the terms of the Subsequent Acquisition Transaction to provide for the increased Exchange Ratio and the Merger Transaction; and (iv) delete the condition contained in section 4(k) of the Offer. The Offeror also agreed that it would not thereafter decrease the Exchange Ratio below 1.00 Livingston Unit per PBB Unit, or reduce the consideration under, or amend, the Varied Offer (as defined in the Support Agreement) or the Merger Transaction (but for greater certainty the Offeror may waive any condition of the Varied Offer), and further agreed to announce an increase in distributions on the Livingston Units to $1.70 per Livingston Unit per annum, effective as of the first regular monthly distribution expected to be declared on or about March 15, 2006 and expected to be paid on or about April 30, 2006.

PBB Fund Approval and Co-operation

Under the Support Agreement, PBB Fund represented that its board of trustees has determined unanimously that, as at the date of the Support Agreement: (a) the Varied Offer was fair to the PBB Unitholders and in the best interests of PBB Fund and the PBB Unitholders; and (b) it would unanimously recommend that the PBB Unitholders accept the Varied Offer. In addition, PBB Fund covenanted to co-operate with the Offeror and to take all reasonable action to support the Varied Offer and the Merger Transaction, including assisting with obtaining third party consents and regulatory approvals and putting bank financing in place.

Mutual Covenants

The Offeror and PBB Fund agreed under the Support Agreement that, if the Offeror takes up and pays for PBB Units pursuant to the Varied Offer, the Offeror and PBB Fund would use all reasonable commercial efforts to cause and to enable the Offeror to expeditiously complete the Merger Transaction.

Covenants of PBB Fund

PBB Fund agreed pursuant to the Support Agreement, among other things: (i) to carry on business in the ordinary course between the date of the Support Agreement and the Closing Date; (ii) not to settle or compromise any claim brought by any present, former or purported holder of any securities of PBB Fund in connection with the transactions contemplated by the Support Agreement or the Varied Offer without the prior written consent of the Offeror, (not to be unreasonably withheld); (iii) not to solicit any acquisition proposals (except that PBB Fund can review any favourable unsolicited proposal (a "**Superior Proposal**") and must allow the Offeror the right to match such Superior Proposal); (iv) not to release any third party from any "standstill" agreement to which it is a party in respect of PBB Fund or its Subsidiaries unless such third party makes a Superior Proposal and only upon expiration of the matching period granted to the Offeror pursuant to the Support Agreement; (v) not to, and to cause its Subsidiaries not to, release any third party from any confidentiality or employee or customer non-solicitation agreement in favour of PBB Fund or any of its Subsidiaries; (vi) subject to the existing confidentiality agreement in favour of PBB Fund executed by the Offeror, and subject to applicable competition and anti-trust laws, to afford the Offeror's and its bankers' authorized representatives and advisors reasonable access during normal business hours to its properties, books, contracts and records (as well as to its management personnel to permit the planning and implementation of the integration of the Offeror and PBB Fund and its Subsidiaries), and to furnish promptly to the Offeror all information concerning their respective businesses, properties and personnel as the Offeror may reasonably request; (vii) subject to receipt of appropriate indemnities and releases from the Offeror, to use, and to cause its Subsidiaries, as the case may be, to take, or refrain from taking, such action as may be reasonably requested by the Offeror, including without limitation to meet regulatory or tax planning or lender or internal reorganization or planning requirements; (viii) to waive rights that would hinder the tendering of PBB Units pursuant to the contractual hold period applicable to the PBB Units held by each of the "Unicity Vendors" (as defined in the Support Agreement) (or persons related thereto) pursuant to the purchase agreement among the Unicity Vendors, PBB Fund and others dated January 22, 2005, in order to allow the Unicity Vendors (or persons related thereto) to tender their respective PBB Units to the Varied Offer; and (ix) waive the application of the PBB Unitholder Rights Plan to the Varied Offer.

Covenants of the Offeror

The Offeror agreed, pursuant to the Support Agreement: (i) to conduct its business in the ordinary course and consistent with past practice; (ii) except for additional distributions (and immediate consolidation) of Livingston Units where any additional amounts need to be distributed to ensure that the Offeror will not have liability for tax under Part I of the Tax Act for the year ended December 31, 2005 declared prior to the Closing Date with a payment date following Closing Date, not to (A) amend or propose to amend its declaration of trust; (B) split, combine or reclassify any outstanding Livingston Units; or (C) redeem, purchase or offer to purchase any Livingston Units; (iii) to hire or continue the existing employment of senior management of PBB Fund for not less than a reasonable transition period (as defined by the Offeror), on terms the Offeror determines, in its discretion acting reasonably, provided that no such hiring shall compromise, or be conditional upon any changes to or waiver of, any reasonable severance entitlements of such persons under their existing employment arrangements; (iv) no later than Closing, to invite John Brough to join the Offeror's board of trustees, and take all steps legally available to it (but on a commercially reasonable basis) to cause the election or appointment of Mr. Brough to such board as soon as practicable following Closing; (v) on Closing, if required, to amend the Restricted Unit Plan so that participants under that plan shall be entitled to receive 1.00 Livingston Unit for each PBB Unit they are entitled to under such plan and to otherwise observe the provisions of the plan and perform, or cause PBB to perform, all of its or PBB Fund's obligations thereunder; (vi) to pay or cause PBB Fund to pay on the relevant payment date any regular monthly distribution of PBB Fund (not to exceed $0.14583 per PBB Unit per month, except for additional distributions (and immediate consolidation) of PBB Units where any additional amounts need to be distributed to ensure that PBB Fund will not have liability for tax under Part I of the Tax Act for the year ended December 31, 2005) declared prior to the Expiry Date with a payment date following Expiry Date; (vii) in the event that the Offeror takes-up and pays for PBB Units under the Varied Offer and PBB Fund is unable to (because of its financial position or otherwise), or does not, declare and make a cash distribution in an amount per PBB Unit, at any time thereafter and prior to the completion of the Merger Transaction, that is at least equal to the cash distributions per Livingston Unit declared and/or paid by the Offeror in respect of the same period (the "**Equivalent Livingston Fund Distribution**"), then at the time of completion of the Merger Transaction, the Offeror will pay to the PBB Unitholders an additional amount, without interest, up to the amount of the Equivalent Livingston Fund Distribution, so as to ensure they receive, before taxes, the same value as if they had their PBB Units taken up under the Varied Offer; and (viii) at such time as the Offeror takes up and pays for PBB Units under the Varied Offer, to provide, or cause to be provided, a release to any trustee, director and officer of PBB Fund and its Subsidiaries on the Closing Date who provides a release to the Offeror, and in the case of those persons who executed a Lock-Up Agreement, thereafter complies with the terms of such Lock-Up Agreement.

Representations and Warranties of PBB Fund

The Support Agreement contains representations and warranties of PBB Fund, including the following: (i) after giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by PBB Fund under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; (ii) there is no requirement to obtain any consent, approval or waiver of any governmental or regulatory authority or of any party under any material lease, material contract or other material agreement to which PBB Fund or any of its Subsidiaries is a party to any of the transactions contemplated by the Varied Offer or the Support Agreement, except for the consents, approvals and waivers described in the Disclosure Schedule to the Support Agreement; (iii) there are no actions, suits, proceedings or inquiries pending or, to the knowledge of PBB Fund, threatened against or affecting PBB Fund or any of its Subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may have a Material Adverse Effect on PBB Fund or its Subsidiaries, except as disclosed in the Disclosure Schedule to the Support Agreement; and (iv) PBB Fund is not a "Foreign Private Issuer" (as defined in the Support Agreement), the PBB Units are not registered, or required to be registered, pursuant to section 12 of the United States Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and PBB Fund is not required to file reports pursuant to sections 13 or 15(d) of the Exchange Act. The representations and warranties of PBB Fund survive until the Closing Date and then terminate.

Representations and Warranties of the Offeror

The Support Agreement contains representations and warranties of the Offeror, including the following: (i) after giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by the Offeror under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; (ii) there is no requirement to obtain any consent, approval or waiver of any governmental or regulatory authority or of any party under any material lease, material contract or other material agreement to which the Offeror is a party to any of the transactions contemplated by the Varied Offer or the Support Agreement, other than those required to be obtained by PBB Fund and its Subsidiaries in connection with the Proposed New Credit Facility or other than as disclosed in writing to PBB Fund; and (iii) there are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Offeror, threatened against or affecting the Offeror or any of its Subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may have a Material Adverse Effect on the Offeror, other than those disclosed in writing to PBB Fund.

Termination

The Support Agreement may be terminated at any time prior to the Effective Time: (i) by mutual written consent of the Offeror and PBB Fund; (ii) by PBB Fund (without payment of any fee as set out below under "Break Fee") if (A) the Offeror has failed to perform any material covenant required to be performed by it pursuant to the Support Agreement, provided such failure to perform a material covenant is not cured within 5 business days of written notice to the Offeror thereof, (B) any representation or warranty made by the Offeror in the Support Agreement is untrue in any material respect; or (C) if there is a Material Adverse Change in respect of the Offeror; (iii) by the Offeror if (A) PBB Fund has failed to perform any material covenant required to be performed by it pursuant to the Support Agreement, provided such failure to perform a material covenant is not cured within 5 business days of written notice to PBB Fund thereof, (B) any representation or warranty made by PBB Fund in the Support Agreement is untrue in any material respect; or (C) if there is a Material Adverse Change in respect of PBB Fund; (iv) by either the Offeror or PBB Fund after January 31, 2006 if the Offeror has not acquired PBB Units pursuant to the Varied Offer; or (v) by either the Offeror or PBB Fund following the making of the payment as set out below under "Break Fee", provided, however, that (A) PBB Fund shall not have any right to terminate the Support Agreement if PBB Fund is at such time in material breach of the Support Agreement; and (B) the termination of the Support Agreement by PBB Fund shall not relieve PBB Fund from any liability for any prior breach by it of the Support Agreement, including for any inaccuracy in its representations and warranties and any non-performance by it of its covenants made therein.

Break Fee

If, at any time after the execution of the Support Agreement and prior to the Closing Date, (a) an Acquisition Proposal is agreed to by the PBB Fund or its Subsidiaries which if successfully completed would result in the sale of at least 50.01% of the PBB Units or the securities or assets of its Subsidiaries or a majority of the assets of PBB Fund or its Subsidiaries to an entity that is not affiliated with the Offeror; or (b) PBB Fund withdraws or modifies its recommendation that the PBB Unitholders accept the Varied Offer or fails to publicly reaffirm such recommendation within 3 business days of a request by the Offeror at any time to publicly reaffirm such recommendation, then PBB Fund shall, forthwith and in any event within one business day after the occurrence of such event, pay to the Offeror $5,000,000 in immediately available funds to an account designated by the Offeror.

2. EXTENSION OF THE OFFER

The Offeror has amended the expiry date as set out in the Notice of Change and Extension dated December 9, 2005 by extending the time during which the Offer is open for acceptance from midnight (Vancouver time) on December 21, 2005 to midnight (Toronto time) on January 10, 2006. Accordingly, the definition of "Expiry Date" in the definition section of the Offer and Circular has been amended to mean January 10, 2006 or such later date as may be fixed by the Offeror from time to time as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer".

3. INCREASE IN EXCHANGE RATIO

The Offeror has increased the Exchange Ratio to one Livingston Unit for each PBB Unit. Accordingly, the definition of "Exchange Ratio" in the definition section of the Offer and Circular has been amended to mean one Livingston Unit for each PBB Unit, subject to adjustment as provided for in the Offer. All references in the Offer and Circular to "0.92:1", "0.92 of a trust unit of Livingston", and "0.92 of a Livingston Unit", are deleted and replaced with "1:1", "one trust unit of Livingston", and "one Livingston Unit", respectively.

4. CHANGE IN INFORMATION IN THE OFFER, THE AMENDED OFFER AND THE CIRCULAR

(a) The following defined terms are added to the definition section of the Offer and Circular:

"Amended Letter of Acceptance and Transmittal" means the amended letter of acceptance and transmittal provided by the Offeror to CDS, as the sole registered holder of the PBB Units, for use in connection with the Offer;

"Electing PBB Unitholders" means, collectively, Merger Electing PBB Unitholders and Offer Electing PBB Unitholders;

"Elected PBB Units" means PBB Units in respect of which an Offer Election or a Merger Election is made;

"Merger" means (i) the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units, and (ii) the distribution of such Livingston Units to the PBB Unitholders on the basis of one Livingston Unit per PBB Unit (subject to adjustment as provided herein) upon a redemption of their PBB Units, on a tax-deferred "roll-over" basis (and the cancellation of any such Livingston Units received by the Offeror itself);

"Merger Elected PBB Units" means PBB Units deposited to the Offer and in respect of which a Merger Election is made;

"Merger Electing PBB Unitholders" means PBB Unitholders who (i) deposit their PBB Units to the Offer, (ii) make a Merger Election to participate in the Merger Transaction through their broker or other nominee, and subsequently through CDS, and (iii) whose Merger Elected PBB Units are not withdrawn from the Offer prior to 6:59 p.m. (Toronto time) on the Expiry Date;

"Merger Election" means the election made by PBB Unitholders to participate in the Merger Transaction;

"Merger Transaction" means, collectively, the following transactions:

(i) the direction through a broker or other nominee, and subsequently though CDS, to deposit PBB Units to the Offer and the provision of the power of attorney contained in Part A of the Amended Letter of Acceptance and Transmittal, through the execution of the Amended Letter of Acceptance and Transmittal, as described under Section 3 of the Offer, "Manner of Acceptance" (but, for greater certainty, not the power of attorney contained in Part B of the Amended Letter of Acceptance and Transmittal) and to withdraw such PBB Units from the Offer, effective at 11:00 p.m. (Toronto time) on the Expiry Date; and

(ii) following the approval of the Special Resolution by the Electing PBB Unitholders, through the power of attorney contained in Part A of the Amended Letter of Acceptance and Transmittal, representing two-thirds or more of the outstanding PBB Units, the execution and delivery of the Merger Agreement and the consummation of the Merger and the transactions contemplated in the Merger Agreement, pursuant to which, among other things, Livingston Units would be distributed to the then PBB Unitholders upon the redemption of all of the outstanding PBB Units;

"**Non-Electing PBB Unitholders**" means PBB Unitholders that do not make an Offer Election or a Merger Election;

"**Offer Elected PBB Units**" means PBB Units deposited to the Offer and in respect of which an Offer Election is made;

"**Offer Electing PBB Unitholders**" means PBB Unitholders who (i) deposit their PBB Units to the Offer, (ii) make an Offer Election through their broker or other nominee, and subsequently through CDS, and (iii) whose Offer Elected PBB Units are not withdrawn from the Offer prior to 11:59 p.m. (Toronto time) on the Expiry Date, but for greater certainty, do not include Merger Electing PBB Unitholders; and

"**Offer Election**" means the election made by PBB Unitholders to deposit their PBB Units to, and have their PBB Units taken up under, the Offer.

(b) The definition of "Compulsory Acquisition" in the definition section of the Offer and Circular, and all references to "Compulsory Acquisition" in the Offer and Circular, are deleted.

(c) All references to the "Subsequent Acquisition Transaction" in the Offer and Circular are deleted and replaced with "Merger Transaction", with consequential changes, as applicable.

(d) The words "Depositing PBB Unitholders" are deleted everyplace they appear in the Offer and Circular, and replaced with the words "Offer Electing PBB Unitholders".

(e) The words "Letter of Acceptance and Transmittal" are deleted everyplace they appear in the Offer and Circular, and replaced with the words "Amended Letter of Acceptance and Transmittal".

(f) The Questions and Answers on pages 5 to 7 of the Offer and Circular are deleted in their entirety and replaced with the Questions and Answers contained in this Notice of Change, Variation and Extension.

(g) Section 3 of the Offer and Circular under the heading "Manner of Acceptance" is deleted in its entirety and replaced with the text contained in Schedule "A" attached hereto.

(h) The following are deleted in Section 10 of the Offer, "PBB Units not Deposited under the Offer":

  (i) The words ", on a taxable basis" in the second paragraph; and

  (ii) The words "and/or PBB Units acquired by the Offeror under the Offer, as applicable,".

(i) The words ", on a taxable basis" and the words "Alternatively, the Offeror may effect a Compulsory Acquisition in the appropriate circumstances. However, the Offeror reserves the right not to propose the Subsequent Acquisition Transaction or a Compulsory Transaction or to propose a second step transaction on terms not described in the Circular" in Section 4 of the Circular, "Purpose of the Offer and the Offeror's Plans for PBB Fund" are deleted in their entirety.

(j) Section 16 of the Circular, "Second Step Transactions" is deleted in its entirety and replaced with the text contained in Schedule "B" attached hereto. All references in the Offer and Circular to Section 16 of the Circular, "Second Step Transactions" are deleted and replaced with a reference to Section 16 of the Circular, "Merger Transaction".

(k) The paragraph entitled "Tax Related Risks Arising from Recent Federal Government Initiatives" in Section 17, "Risk Factors" is deleted in its entirety.

(l) Section 18 of the Circular, "Canadian Federal Income Tax Considerations", as amended by the Amended Offer, is deleted in its entirety and replaced with the text contained in Schedule "C" attached hereto.

(m) The Pro Forma Consolidated Statements contained in Schedule "A" of the Circular are deleted in their entirety and replaced with the Pro Forma Consolidated Statements contained in Schedule "D" attached hereto.

5. CONDITIONS TO THE OFFER

The following words are deleted in their entirety in paragraph (a) of Section 4 of the Offer, "Conditions of the Offer":

(a) there shall have been validly deposited under the Offer and not withdrawn that number of PBB Units which, together with the PBB Units held as of the Expiry Time by or on behalf of the Offeror or its subsidiaries, if any, represent at least 66 2/3% of the PBB Units, on a fully-diluted basis (the **"Minimum Condition"**);

and replaced with the following words:

(a) the number of PBB Units held by Electing PBB Unitholders, together with the number of PBB Units held as of the Expiry Time by or on behalf of the Offeror or its subsidiaries, if any, together with any separately voted PBB Units, represent at least 66 2/3% of the then outstanding PBB Units (the **"Minimum Condition"**);

In addition, the condition contained in paragraph 4(k) of Section 4 of the Offer, "Conditions of the Offer" regarding access to non-public information of PBB Fund is deleted in its entirety. The Offer remains subject to all other conditions set forth in Section 4 of the Offer, "Conditions of the Offer".

6. TAKE UP OF AND PAYMENT FOR DEPOSITED PBB UNITS

Upon and subject to the terms and conditions of the Offer, the Offeror will be obliged to take up and pay for PBB Units duly and validly deposited pursuant to the Offer and not withdrawn. See also Section 16 of the Circular, "Merger Transaction" contained in Schedule "B".

7. TIME OF AND MANNER FOR ACCEPTANCE

The Offer is now open for acceptance until midnight (Toronto time) on January 10, 2006. As PBB Units are held solely through the book-entry system maintained by CDS, PBB Unitholders do not hold certificates representing their PBB Units and thus must contact their broker or other nominee for assistance in depositing. See also Section 16 of the Circular, "Merger Transaction", contained in Schedule "B".

8. RIGHT TO WITHDRAW DEPOSITED PBB UNITS

PBB Unitholders have the right to withdraw their PBB Units deposited to the Offer as described in Section 7 of the Offer, "Right to Withdraw Deposited PBB Units". The Offeror reserves the right to permit withdrawals of PBB Units deposited under the Offer other than as set forth in Section 7 of the Offer. See also Section 16 of the Circular, "Merger Transaction", contained in Schedule "B". Merger Electing PBB Unitholders will have taken all necessary steps to have their Merger Elected PBB Units withdrawn from the Offer as of 11:00 p.m. (Toronto time) on the Expiry Date, and the Merger Elected PBB Units will be so withdrawn, so as to participate in the Merger.

9. CONSEQUENTIAL AMENDMENTS

Consequential amendments to the Offer and Circular, including the Summary contained therein on pages 8 to 14, to reflect the contents of this Notice of Change, Variation and Extension are deemed to be made where required.

10. OFFEREES' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides PBB Unitholders with, in addition to any other rights they may have at Law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular that is required to be delivered to the PBB Unitholders. However, such rights must be exercised within prescribed time limits. PBB Unitholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a PBB Unitholder. PBB Unitholders should accordingly also contact their broker or other nominee for assistance as required.

AUDITORS' CONSENT

To: The Board of Trustees of the Offeror

We have read the Notice of Change, Variation and Extension dated December 21, 2005 of the Offer to Purchase by Livingston International Income Fund (the "Offer") all of the outstanding trust units of PBB Global Logistics Income Fund.

We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents. We consent to the incorporation by reference in the above-mentioned Offer of our report to the Unitholders of the Offeror on the consolidated balance sheets of the Offeror as at December 31, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for each of the years ended December 31, 2004 and 2003. This report is dated February 7, 2005. We also consent to the incorporation by reference in the above-mentioned Offer of our report to the shareholders of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. on the combined balance sheets of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. as at December 31, 2004 and the combined statements of income and retained earnings and cash flows for the year then ended. That report is dated May 6, 2005.

(Signed) PRICEWATERHOUSECOOPERS LLP

Chartered Accountants

Toronto, Ontario
December 21, 2005

CONSENT OF COUNSEL

To: The Board of Trustees of the Offeror

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer and Circular dated October 21, 2005 made by the Offeror to the holders of PBB Units, as amended by a Notice of Change and Extension dated November 24, 2005, as further amended by a Notice of Change and Extension dated December 9, 2005, and as further amended by a Notice of Change, Variation and Extension dated December 21, 2005.

(Signed) STIKEMAN ELLIOTT LLP

Toronto, Ontario
December 21, 2005

APPROVAL AND CERTIFICATE OF THE OFFEROR

The contents of this Notice of Change, Variation and Extension have been approved and the sending, communication or delivery thereof to the PBB Unitholders has been authorized by the board of trustees of the Offeror and the Board of Directors of its attorney, Livingston International Inc. The foregoing, together with the Original Offer, the Amended Offer and the Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made. In addition, the foregoing, together with the Original Offer, the Amended Offer and the Circular, does not contain any misrepresentation likely to affect the value or market price of the PBB Units subject to the Offer or the Livingston Units.

DATED: December 21, 2005

LIVINGSTON INTERNATIONAL INCOME FUND
By its attorney Livingston International Inc.

(signed) PETER LUIT
Chief Executive Officer

(signed) BENJAMIN WONG
Chief Financial Officer

On behalf of the Board of Directors of Livingston International Inc.

(signed) DOUGLAS HARRISON
Director

(signed) PETER RESTLER
Director

3. MANNER OF ACCEPTANCE

The following should be carefully reviewed by PBB Unitholders wishing to deposit their PBB Units to the Offer and make an Offer Election. PBB Unitholders that wish to make a Merger Election should see Section 16 of the Circular, "Merger Transaction" (see Schedule "B").

Registration of interests in and transfers of PBB Units may currently only be made through a book entry only system administered by CDS. As such, in order to deposit their PBB Units to the Offer and make an Offer Election or a Merger Election, PBB Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee. **PBB Unitholders should contact their broker or other nominee for assistance.** CDS will be required to complete and return the Amended Letter of Acceptance and Transmittal in respect of all PBB Units deposited to the Offer by CDS Participants on behalf of PBB Unitholders.

Pursuant to the terms of the Amended Letter of Acceptance and Transmittal, if for any reason an election is not made with respect to PBB Units tendered to the Offer, such PBB Units will be deemed to be Merger Electing PBB Units. In addition, given the settlement rules of the TSX, PBB Unitholders who purchase PBB Units less than 3 trading days prior to the Expiry Date should contact their broker or other nominee to confirm how to make an election to participate in the Offer.

Notwithstanding anything to the contrary contained in the Offer and Circular or the Amended Letter of Acceptance and Transmittal, Offer Electing PBB Unitholders will be deemed to have deposited any Rights associated with such Offer Elected PBB Units, and any such Rights will also be deemed to be taken up if the associated Offer Elected PBB Units are taken up by the Offeror. No additional payment will be made for any Rights and no amount of the consideration to be paid by the Offeror will be allocated to any Rights.

All Offer Electing PBB Unitholders hereby expressly acknowledge and agree to be bound by the terms of the Amended Letter of Acceptance and Transmittal and that the Offeror may enforce such terms against such Offer Electing PBB Unitholders. A copy of the Amended Letter of Acceptance and Transmittal may be obtained at www.sedar.com, or without charge from the Vice-President, Public Affairs of the Offeror at 405 The West Mall, Suite 400, Toronto, Ontario M9C 5K7 (telephone: 1-800-387-7582 ext. 3109).

PBB Unitholders who are residents of certain U.S. states and who do not qualify under the Offer as exempt institutional investors in such U.S. states who would otherwise receive Livingston Units in exchange for their Offer Elected PBB Units may, at the discretion of the Offeror, have such Livingston Units issued on their behalf to a selling agent, which shall, as agent for such PBB Unitholders (and without liability except for gross negligence or wilful misconduct), sell such Livingston Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such PBB Unitholders. Livingston will have no liability for any such proceeds received or the remittance thereof to such PBB Unitholders. PBB Unitholders who are residents of Idaho, Iowa, Kansas, Maine, Michigan, Mississippi, Missouri, Nevada, New Hampshire, New Mexico, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, South Dakota, Vermont and the U.S. Virgin Islands do not need to qualify as exempt institutional investors in order to receive Livingston Units in exchange for their Offer Elected PBB Units. PBB Unitholders who are residents of states other than those listed above may receive Livingston Units in exchange for their Offer Elected PBB Units only to the extent that they qualify as an exempt institutional investor under the laws of the respective states where they reside. **PBB Unitholders who are not residents of the states listed above should consult with their brokers or other nominees or legal advisors to determine whether or not they qualify as exempt institutional investors. Each Offer Electing PBB Unitholder who instructs its broker or other nominee to deposit its PBB Units in the Offer and make an Offer Election will be deemed to have represented to such broker or other nominee and to the Offeror that either (i) it is a resident of one of the states listed above or (ii) it is an exempt institutional investor under the laws of the state where such Offer Electing PBB Unitholder resides, unless such Offer Electing PBB Unitholder advises its broker or other nominee and the Offeror in writing that these representations would not be true.**

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Offer Elected PBB Units and accompanying documents will be determined by the Offeror in its sole discretion. Offer Electing PBB Unitholders agree that such determinations will be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Offer Elected PBB Units and accompanying documents. There is no duty or obligation on the part of the Offeror, the Depositary, the Information Agent or the Dealer Manager (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other Person to give notice of any defects or irregularities in any deposit of Offer Elected PBB Units and no liability will be incurred by any of them for not giving any such notice. The Offeror's interpretation of the terms and conditions of the Offer and Circular and the Amended Letter of Acceptance and Transmittal will be final and binding.

The completion of the Amended Letter of Acceptance and Transmittal by CDS, on behalf of the Offer Electing PBB Unitholders, will constitute an agreement between CDS, on behalf of the Offer Electing PBB Unitholders, and the Offeror in accordance with the terms and conditions of the Offer, including the representation and warranty by the Offer Electing PBB Unitholder that: (i) each Offer Electing PBB Unitholder has full power and authority to deposit, sell, assign and transfer the Offer Elected PBB Units, (ii) each Offer Electing PBB Unitholder owns the Offer Elected PBB Units free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Offer Elected PBB Units being deposited to any other Person, (iii) the deposit of such Offer Elected PBB Units complies with Securities Laws, and (iv) if and when such Offer Elected PBB Units are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever.

The execution of the Amended Letter of Acceptance and Transmittal irrevocably approves, and irrevocably constitutes and appoints Livingston, and any other Persons designated by Livingston in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the beneficial owners of the Elected PBB Units (see Part A of the Amended Letter of Acceptance and Transmittal), effective from and after 7:00 p.m. (Toronto time) on the Expiry Date, with full power of substitution, in the name of and on behalf of CDS and the beneficial owners of the Elected PBB Units (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents, in respect of special resolutions:

(a) regarding the Merger Transaction, and any ancillary matters in connection therewith including, without limitation, to approve and execute, on behalf of PBB Fund, the Merger Agreement in connection with the Merger Transaction;

(b) regarding the amendment to the PBB Declaration of Trust to provide for, in connection with the Merger, following the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units, the retention or reacquisition of one PBB Unit by Livingston Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, the redemption of all outstanding PBB Units and the distribution of such Livingston Units to PBB Unitholders on the basis of one Livingston Unit for each PBB Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a tax-deferred "roll-over" basis for Canadian income tax purposes (and the cancellation of any such Livingston Units received by the Offeror itself) in full and final satisfaction of such PBB Unitholders' rights, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith;

(c) regarding the amendment of the PBB Declaration of Trust to thereafter permit Livingston, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of the PBB Units taken up under the Offer or otherwise acquired which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Livingston, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith;

(d) directing that the PBB Trustees and all directors and officers of PBB and its subsidiaries cooperate in all respects with the Offeror and Livingston; and

(e) authorizing any officer or director of Livingston and any other Persons designated by Livingston in writing, to execute and deliver all documents and do all acts or things, on behalf of PBB Fund or otherwise, as may be necessary or desirable to give effect to such special resolutions;

such special resolutions and Merger Agreement being on substantially the terms described in Section 16 of the Circular, "Merger Transaction". See also Part A of the Amended Letter of Acceptance and Transmittal.

In addition, the execution of the Amended Letter of Acceptance and Transmittal irrevocably constitutes and appoints Livingston, and any other Persons designated by Livingston in writing, as the true and lawful agents, attorneys and attorneys-in-fact of CDS, on behalf of the beneficial owners of the Offer Elected PBB Units, with respect to the Offer Elected PBB Units, including any Rights and any and all rights and benefits arising from the Offer Elected PBB Units, including any and all dividends, distributions (other than Permitted Distributions), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Offer Elected PBB Units, or any of them, on or after October 19, 2005, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, including any Rights, the "**Other Property**"), effective from and after midnight (Toronto time) on the Expiry Date (the "**Effective Time**"), with full power of substitution, in the name of and on behalf of CDS and the beneficial owners of the Offer Elected PBB Units (such power of attorney being deemed to be an irrevocable power coupled with an interest) (see Part B of the Amended Letter of Acceptance and Transmittal):

(a) to register or record the transfer and/or cancellation of such Offer Elected PBB Units (and any Other Property) on the appropriate registers (as applicable);

(b) to exercise any and all rights in respect of such Offer Elected PBB Units (and any Other Property), including, without limitation, to vote any or all such Offer Elected PBB Units (and any Other Property), to execute and deliver any and all instruments of proxy, authorizations or consents in a form and on terms satisfactory to Livingston in respect of any or all such Offer Elected PBB Units (and any Other Property), to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent and/or designate in any such instruments of proxy any Person or Persons as the proxy of CDS, on behalf of the beneficial owners of such Offer Elected PBB Units, in respect of such Offer Elected PBB Units (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of PBB Unitholders;

(c) to execute, endorse and negotiate, for and in the name of and on behalf of CDS, on behalf of the beneficial owners of such Offer Elected PBB Units, any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of CDS, on behalf of the beneficial owners of such Offer Elected PBB Units, and/or designate in any instruments of proxy any Person(s) as the proxy or the proxy nominee(s) of CDS, on behalf of the beneficial owners of such Offer Elected PBB Units, in respect of such Other Property for all purposes; and

(d) to exercise any other rights of a holder of such Offer Elected PBB Units (and any Other Property).

An Offer Electing PBB Unitholder also agrees, pursuant to the terms of the Amended Letter of Acceptance and Transmittal, not (without Livingston's prior express written consent) to vote any of the Offer Elected PBB Units (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof including, without limitation, any meeting to consider the Merger Transaction) of PBB Unitholders and, not (without Livingston's prior express written consent) to exercise any of the other rights or privileges attached to the Offer Elected PBB Units (or any Other Property), and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Offer Elected PBB Units (and any Other Property) and to appoint in any such instruments of proxy, authorizations or consents the Person or Persons specified by Livingston as the proxy of the holder of the Offer Elected PBB Units (and any Other Property) and acknowledges that upon such appointment, except for the foregoing, all prior proxies and other authorizations (including without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Offer Elected PBB Units (and any Other Property) with respect thereto shall be revoked, and (without Livingston's prior express written consent) no subsequent proxies or other authorizations or consents may be given by such Person with respect thereto.

An Offer Electing PBB Unitholder also agrees, pursuant to the terms of the Amended Letter of Acceptance and Transmittal, that if, on or after October 19, 2005, PBB Fund should declare or pay any distribution (other than Permitted Distributions) on the PBB Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any PBB Unit that are payable or distributable to PBB Unitholders on a record date (and time) that is prior to the time of transfer by CDS of a securities ledger position for the PBB Units to a ledger account maintained on behalf of the Offeror by a CDS Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of the distributions (other than Permitted Distributions), payments, rights or interests relating to the PBB Units deposited to the Offer by CDS and not validly withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such PBB Units. Alternatively, if any such distribution (other than a Permitted Distribution), payment, right or interest is delivered or paid to any Offer Electing PBB Unitholder, then, if the Offeror takes up and pays for such Offer Elected PBB Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such distribution (other than a Permitted Distribution), payment, right or interest from the price payable to such PBB Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Offer Electing PBB Unitholder.

The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

SCHEDULE "B"

16. MERGER TRANSACTION

The following should be carefully reviewed by PBB Unitholders wishing to deposit their PBB Units to the Offer and make a Merger Election. PBB Unitholders should also see Section 3 of the Offer, "Manner of Acceptance" (see Schedule "A").

Registration of interests in and transfers of PBB Units may currently only be made through a book entry only system administered by CDS. As such, in order to deposit their PBB Units to the Offer and make an Offer Election or a Merger Election, PBB Unitholders must complete the documentation and follow the instructions provided by their broker or other nominee. **PBB Unitholders should contact their broker or other nominee for assistance.** CDS will be required to complete and return the Amended Letter of Acceptance and Transmittal in respect of all PBB Units deposited to the Offer by CDS Participants on behalf of PBB Unitholders.

Pursuant to the terms of the Amended Letter of Acceptance and Transmittal, if for any reason an election is not made with respect to PBB Units tendered to the Offer, such PBB Units will be deemed to be Merger Electing PBB Units. In addition, given the settlement rules of the TSX, PBB Unitholders who purchase PBB Units less than 3 trading days prior to the Expiry Date should contact their broker or other nominee to confirm how to make an election to participate in the Merger Transaction.

All Merger Electing PBB Unitholders hereby expressly acknowledge and agree to be bound by the applicable terms of the Amended Letter of Acceptance and Transmittal and that the Offeror may enforce such terms against such Merger Electing PBB Unitholder. A copy of the Amended Letter of Acceptance and Transmittal may be obtained at www.sedar.com, or without charge from the Vice-President, Public Affairs of the Offeror at 405 The West Mall, Suite 400, Toronto, Ontario M9C 5K7 (telephone: 1-800-387-7582 ext. 3109).

PBB Unitholders who are residents of certain U.S. states and who do not qualify under as exempt institutional investors in such U.S. states who would otherwise receive Livingston Units in exchange for their Merger Elected PBB Units may, at the discretion of the Offeror, have such Livingston Units issued on their behalf to a selling agent, which shall, as agent for such PBB Unitholders (and without liability except for gross negligence or wilful misconduct), sell such Livingston Units on their behalf over the facilities of the TSX and have the net proceeds of such sale, less any applicable withholding taxes, delivered to such PBB Unitholders. Livingston will have no liability for any such proceeds received or the remittance thereof to such PBB Unitholders. PBB Unitholders who are residents of Idaho, Iowa, Kansas, Maine, Michigan, Mississippi, Missouri, Nevada, New Hampshire, New Mexico, Ohio, Oklahoma, Pennsylvania, Rhode Island, South Carolina, South Dakota, Vermont and the U.S. Virgin Islands do not need to qualify as exempt institutional investors in order to receive Livingston Units in exchange for their Merger Elected PBB Units. PBB Unitholders who are residents of states other than those listed above may receive Livingston Units in exchange for their Merger Elected PBB Units only to the extent that they qualify as an exempt institutional investor under the laws of the respective states where they reside. **PBB Unitholders who are not residents of the states listed above should consult with their brokers or other nominees or legal advisors to determine whether or not they qualify as exempt institutional investors. Each Merger Electing PBB Unitholder who instructs its broker or other nominee to deposit its PBB Units in the Offer and who makes a Merger Election will be deemed to have represented to such broker or other nominee and to the Offeror that either (i) it is a resident of one of the states listed above or (ii) it is an exempt institutional investor under the laws of the state where such Merger Electing PBB Unitholder resides, unless such Merger Electing PBB Unitholder advises its broker or other nominee and the Offeror in writing that these representations would not be true.**

All questions as to the validity, form and eligibility (including timely receipt) of any Merger Elected PBB Units and accompanying documents will be determined by the Offeror in its sole discretion. Merger Electing PBB Unitholders agree that such determinations will be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Merger Elected PBB Units and accompanying documents. There is no duty or obligation on the part of the Offeror, the Depositary, the Information Agent or the Dealer Manager (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other Person to give notice of any defects or irregularities in any deposit of Merger Elected PBB Units and no liability will be incurred by any of them for not giving any such notice. The Offeror's interpretation of the terms and conditions of the Offer and Circular and the Amended Letter of Acceptance and Transmittal will be final and binding.

The Merger Transaction

If the Merger is completed, PBB Unitholders that make a Merger Election will receive Livingston Units in exchange for their PBB Units on a tax-deferred "roll-over" basis pursuant to the mechanics of the Merger. By making a Merger Election through their broker or other nominee, Merger Electing PBB Unitholders, though CDS, on behalf of the Merger Electing PBB Unitholders, will deposit the Merger Elected PBB Units to the Offer and then will withdraw such Merger Elected PBB Units from the Offer, effective at 11:00 p.m. (Toronto time) on the Expiry Date. **Accordingly, if the Merger is completed, Merger Elected PBB Units will not be taken-up and paid for under the Offer but such Merger Elected PBB Units will participate in the Merger.**

Prior to their withdrawal as outlined above, Merger Electing PBB Unitholders will provide the power of attorney contained in Part A of the Amended Letter of Acceptance and Transmittal, through the execution of the Amended Letter of Acceptance and Transmittal, as described under Section 3 of the Offer, "Manner of Acceptance" (see Schedule "A"). As a consequence, all Merger Electing PBB Unitholders will be approving the Special Resolution.

Following the approval of the Special Resolution by the Electing PBB Unitholders, through the power of attorney contained in Part A of the Amended Letter of Acceptance and Transmittal, representing two-thirds or more of the PBB Units, the Offeror intends to enter into the Merger Agreement.

Livingston Fund and PBB Fund intend to jointly elect to have section 132.2 of the Tax Act (and similar provincial legislation) apply with respect to the Merger. Livingston Fund will determine the elected amounts for the assets of PBB Fund.

The Offeror's current intention is to complete the Merger (including the subsequent distribution of Livingston Units to PBB Unitholders upon the redemption of the outstanding PBB Units) immediately following and conditional on the take-up under the Offer (or the satisfaction or waiver of all conditions thereunder) so as to provide the most consistent treatment possible to all PBB Unitholders, whether they are exchanging PBB Units for Livingston Units under the Offer or as a result of the Merger.

The Offeror has obtained relief from the OSC and from the AMF under OSC Rule 61-501 and Policy Q-27, respectively, from the requirements, if applicable, in the event that the Offeror takes up and pays for PBB Units under the Offer, to (a) call a meeting of PBB Unitholders to approve the Merger, and (b) send an information circular to PBB Unitholders in connection with the Merger, in each case provided that minority approval shall have been obtained, albeit not at a meeting of PBB Unitholders.

Right to Withdraw PBB Units in Respect of Which a Merger Election is Made

In order not to provide the power of attorney contained in Part A of the Amended Letter of Acceptance and Transmittal, withdrawals of Merger Elected PBB Units must be effected prior to 6:59 p.m. (Toronto time) via CDS and through a Merger Electing PBB Unitholder's broker or other nominee or as otherwise permitted at law. A notice of withdrawal of such Merger Elected PBB Units must actually be received by the Depositary prior to 6:59 p.m. (Toronto time) in a manner such that the Depositary has a written or printed copy of such notice of withdrawal. Merger Electing PBB Unitholders should contact their broker or other nominee for assistance. No further action on the part of CDS or the Merger Electing PBB Unitholders is required to withdraw such Merger Elected PBB Units from the Offer as at 11:00 p.m. (Toronto time) on the Expiry Date.

A Merger Electing PBB Unitholder's broker or other nominee may set deadlines for the withdrawal of Merger Elected PBB Units prior to 6:59 p.m. (Toronto time) that are earlier than those specified above. Merger Electing PBB Unitholders should contact their broker or other nominee for assistance.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary, the Information Agent, the Dealer Manager or any other Person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice. The Offeror reserves the right to permit withdrawals of Merger Elected PBB Units deposited to the Offer and in respect of which a Merger Election is made other than as set forth herein.

Non-Electing PBB Unitholders

If the Special Resolution is approved by Electing PBB Unitholders and if the Merger is completed, Non-Electing PBB Unitholders will receive Livingston Units under the Merger as if they had made a Merger Election.

Additional Information

The Merger Transaction may constitute a "business combination" within the meaning of OSC Rule 61-501 and a "going private transaction" within the meaning of Policy Q-27 if such method would result in the interest of a holder of PBB Units (the **"affected securities"**) being terminated without the consent of the PBB Unitholder. As the Merger Transaction will have been approved by Electing PBB Unitholders prior to the taking up of Offer Electing PBB Units by the Offeror under the Offer, and as Livingston currently plans to cause the Merger Agreement (substantially as described below under "Summary of Proposed Merger Agreement") to be entered into pursuant to such approval and authority prior to the Expiry Time, Livingston believes that it will not constitute a "business combination" or a "going private transaction", and thus will not be subject to OSC Rule 61-501 or Policy Q-27.

OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, an issuer proposing to carry out such a transaction is required to engage an independent valuator to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror intends to rely on any exemptions available or seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 exempting the Offeror or PBB Fund, as appropriate, from the requirement to prepare a valuation in connection with the Merger Transaction (if applicable) or any other business combination or going private transaction. An exemption is available for certain transactions completed within 120 days after the expiry of a formal takeover bid for consideration at least equal to and of the same type as that paid in the takeover bid, provided certain tax disclosure is given in the takeover bid disclosure documents. The Offeror expects that this exemption would be available if necessary.

OSC Rule 61-501 and Policy Q-27 also require that, unless exempted, in addition to any other required PBB Unitholder approval, in order to complete a business combination or going private transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities be obtained at a meeting held for such purpose. In relation to the Offer and any subsequent business combination or going private transaction, including, if applicable, the Merger Transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the AMF, as required, all holders of PBB Units, other than, among others, the following: (i) the Offeror (other than in respect of Offer Elected PBB Units acquired pursuant to the Offer, as described below); (ii) any "related parties" of the Offeror (as defined for the purposes of OSC Rule 61-501 and Policy Q-27) who would not be equally treated; and (iii) any Person or company acting jointly or in concert with the foregoing. OSC Rule 61-501 and Policy Q-27 also provide that the Offeror may treat Offer Elected PBB Units acquired pursuant to the Offer as "minority" shares and vote them, or consider them voted, in favour of such business combination or going private transaction if the consideration per security in such transaction is at least equal in value to and of the same type as the consideration paid under the Offer. The Offeror currently intends that the consideration offered under the Merger Transaction or any other business combination or going private transaction proposed by it would be equal in value to and of the same type as the consideration offered under the Offer.

The Merger will occur on a tax-deferred "roll-over" basis for Canadian income tax purposes. See Section 18 of this Circular, "Canadian Federal Income Tax Considerations" (see Schedule "C" attached hereto) for a discussion of the income tax consequences of the Merger.

Summary of Merger Agreement

Conditional on the approval of the Special Resolution, Livingston Fund intends to sign and deliver, on behalf of PBB Fund, a merger agreement (the "**Merger Agreement**") with the Offeror after midnight (Toronto time) on the Expiry Date. The following is a summary of the material terms of the proposed Merger Agreement. It is qualified in its entirety by reference to the full text thereof, a copy of which will be made available on Livingston Fund's website at www.livingstonintl.com, and the terms thereof are subject to change. PBB Unitholders who would like a paper copy to be mailed to them without charge may contact the Vice-President, Public Affairs of the Offeror at 405 The West Mall, Suite 400,Toronto, Ontario M9C 5K7 (telephone: 1-800-387-7582 ext. 3109).

Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, the Offeror would agree to acquire all of the assets and assume all of the liabilities of PBB Fund in return for Livingston Units.

The closing of the transactions under the Merger Agreement would occur, subject to the terms and conditions of the Merger Agreement, on such date (not later than 120 days after the Expiry Date) as is specified in writing by Livingston Fund, which is currently expected to occur immediately following and conditional on the take-up under the Offer. PBB Fund would agree to then redeem all outstanding PBB Units, subject to any adjustments as provided for in the Merger Agreement, and distribute the Livingston Units to the former holders of PBB Units on the same terms as under the Offer, namely on the basis of one Livingston Unit per PBB Unit (subject to adjustment as provided under the Offer). Any Livingston Units received by the Offeror as a holder of PBB Units at such time would be cancelled. Notwithstanding the foregoing, the Offeror may retain or reacquire one PBB Unit in its discretion to keep PBB Fund in existence.

If the Offeror determines, in its sole discretion, that it is desirable or required by Law to do so, PBB Fund shall, in respect of any Livingston Units that would otherwise be received by any one or more former beneficial PBB Unitholder(s) or class(es) thereof in any one or more non-Canadian jurisdiction(s), distribute such Livingston Units to a person designated by the Offeror who shall receive the Livingston Units as agent for such Persons and shall, as agent for such Persons, as expeditiously as is commercially reasonable thereafter, sell such Livingston Units through the facilities of the TSX and pay to such Persons the net proceeds thereof, after disposition costs and less any applicable withholding taxes and without interest. The Offeror shall not have any liability to any Person in connection with the sale of Livingston Units in accordance with the foregoing. No trustee, broker or agent designated by the Offeror to effect a sale of Livingston Units in accordance with the foregoing shall have any liability to PBB Fund or any affected beneficial PBB Unitholder in connection therewith, except for gross negligence or wilful misconduct.

Immediately prior to the take-up of units under the Offer, each of the Offeror and PBB Fund shall be permitted to make a special distribution to their respective unitholders in an amount equal to their *bona fide* estimated taxable income for their fiscal periods beginning on January 1, 2006 and ending at the time of the take-up of PBB Units under the Offer (after giving effect to any prior distributions during such period) so that the Offeror and PBB Fund will generally not be liable for Part I tax under the Tax Act for their taxation years deemed to end on the Merger pursuant to subsection 132.2(2) of the Tax Act. These amounts, if any, are not expected to be material.

In the Merger Agreement, while there would be no representations or warranties of either party, PBB Fund would agree to and to cause each of its subsidiary entities to: (a) co-operate (and to cause its advisors to co-operate) in proceeding with the transactions contemplated therein (including, without limitation, cooperation with respect to any regulatory filings) and not to take any actions inconsistent therewith; (b) conduct its business and activities in the ordinary course in substantially the same manner as previously conducted, except that it and they will not: (i) enter into or renew or amend any material agreements (including without limitation leases and bonding or insurance arrangements), or (ii) make any material capital expenditures, or (iii) make any business acquisitions or dispositions, or (iv) make any changes to their respective capitalization (including borrowings, guarantees or amendments to the terms of debt), or (v) declare or make any payments or distributions to their respective securityholders, or (vi) make any payments to, or enter into or renew or amend any agreements or arrangements with, any of their respective trustees, directors or officers, or (vii) make any changes to their respective accounting practices, or (viii) settle any litigation or claims, in each case without Livingston Fund's prior express written approval; (c) forthwith, upon request, provide full access or cause full access and cooperation to be provided to Livingston Fund and its representatives to its records, premises, employees and advisors; (d) not amend the PBB Declaration of Trust, except with the prior express written approval of Livingston Fund; (e) not amend the constating documents, articles or by-laws of any subsidiary entity of PBB Fund, or sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any securities of PBB Fund or any subsidiary entity of PBB Fund or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such securities, in each case without Livingston Fund's prior express written approval; (f) take or fail to take any action within its reasonable control which would result in a condition specified in the Merger Agreement not being satisfied; (g) prepare and execute, and assist Livingston Fund with its preparation and registration of, all documents required in connection with the conveyancing and transfer of the PBB Fund assets; and (h) immediately advise Livingston Fund verbally and in writing of any material developments or changes with respect to their respective businesses and affairs, and to send Livingston Fund for its comments a copy of any press release, material change report or any other document proposed to be filed with any Securities Regulatory Authority as sufficiently in advance of filing or release as is possible.

The closing of the transactions contemplated in the Merger Agreement would be subject to the take-up of Offer Elected PBB Units under the Offer or the satisfaction or waiver of all conditions under the Offer. If any of the conditions were not satisfied or waived by the Offeror, then the Offeror would be entitled to terminate the Merger Agreement, without prejudice to any other remedies (including damages or equitable remedies) that it may have. Each party to the Merger Agreement would be responsible for its own expenses, and the Merger Agreement would be governed by the laws of Ontario.

Special Resolution

If the Offer is completed, Electing PBB Unitholders would, through the execution by CDS of the Letter of Acceptance and Transmittal (see Part A of the Letter of Acceptance and Transmittal), approve a special resolution, substantially as set forth below.

Special Resolution:

Capitalized terms used and not defined in this resolution have the meanings given to them in the Offer and Circular of Livingston International Income Fund dated October 21, 2005, as amended by a Notice of Change and Extension dated November 24, 2005, as further amended by a Notice of Change and Extension dated December 9, 2005, and as further amended by a Notice of Change, Variation and Extension dated December 21, 2005 (the **"Offer and Circular"**);

(a) The Merger Transaction (as defined in Section 16, "Merger Transaction", of the Offer and Circular), and any ancillary matters in connection therewith, are approved and Livingston is authorized to execute, on behalf of PBB Fund, the Merger Agreement in connection with the Merger Transaction on substantially the terms described in the Offer and Circular;

(b) The amendment to the PBB Declaration of Trust to provide, in connection with the Merger, following the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units, for the retention or reacquisition of one PBB Unit by Livingston Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, for the redemption of all outstanding PBB Units and the distribution of such Livingston Units to the PBB Unitholders on the basis of one Livingston Unit for each PBB Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a tax-deferred "roll-over" basis for Canadian income tax purposes (and the cancellation of any such Livingston Units received by the Offeror itself) in full and final satisfaction of such PBB Unitholders' rights, is approved and Livingston is authorized to execute an amendment to the PBB Declaration of Trust in connection with the foregoing;

(c) The amendment of the PBB Declaration of Trust to thereafter permit Livingston, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of any PBB Units taken up under the Offer or otherwise acquired which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Livingston, is approved and Livingston is authorized to execute an amendment to the PBB Declaration of Trust in connection with the foregoing;

(d) The PBB Trustees and all directors and officers of PBB and its subsidiaries are directed to cooperate in all respects with the Offeror and Livingston; and

(e) Any officer or director of Livingston, and any other Persons designated by Livingston in writing, is authorized to execute and deliver all documents and do all acts or things, on behalf of PBB Fund or otherwise, as may be necessary or desirable to give effect to this special resolution.

In addition to approval of the foregoing special resolution, the Offeror would have to approve the entering into of, and enter into, the Merger Agreement on the Offeror's part.

Judicial Developments

Prior to the pronouncement of OSC Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions in respect of corporations which constituted going private transactions or business combinations within the meaning of OSC Rule 61-501 and Policy Q-27. The Offeror has been advised that more recent notices and judicial decisions indicate a willingness to permit these transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority securityholders. In addition, Livingston does not believe these rules apply and the PBB Declaration of Trust permits such transactions.

PBB Unitholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

Distributions

In the event that Livingston Fund takes-up and pays for Offer Elected PBB Units under the Offer and PBB Fund is unable to (because of its financial position or otherwise), or does not, declare and make a cash distribution in an amount per PBB Unit, at any time thereafter and prior to the completion of the Merger, that is at least equal to the cash distributions per Livingston Unit declared and paid by Livingston Fund in the same period (the "**Equivalent Livingston Fund Distribution**"), then at the time of completion of the Merger, the Merger Electing PBB Unitholders and Non-Electing PBB Unitholders will receive an additional amount, without interest, up to the amount of the Equivalent Livingston Fund Distribution, so as to ensure they receive, before taxes, the same value as if they had their PBB Units taken up under the Offer. Livingston Fund has determined that the payment of such amount in cash would result in adverse tax consequences to such PBB Unitholders or to PBB Fund in connection with the Merger, and as such this amount would be paid in Livingston Units (the value of which would be based on the lesser of the previous 3 and 10 trading day volume weighted average trading prices of the Livingston Units on the TSX for the period ended on the closing date of the Offer). As the Merger is expected to be completed immediately following the take-up under the Offer, or the satisfaction or waiver of all conditions under the Offer, no such additional amounts are expected to be payable.

The Offeror reserves the right to permit a Merger Election to be made in a manner other than that set forth in this Section 16.

SCHEDULE "C"

18. CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a PBB Unitholder who (a) disposes of PBB Units to the Offeror in exchange for Livingston Units pursuant to the Offer, or (b) disposes of PBB Units to PBB Fund in exchange for Livingston Units on the redemption of PBB Units pursuant to the Merger. This summary assumes that, for purposes of the Tax Act, the PBB Unitholder is resident in Canada, holds PBB Units and will hold Livingston Units received in exchange therefor as capital property, and deals at arm's length and is not affiliated with PBB Fund or Livingston Fund.

PBB Units and Livingston Units generally will be considered capital property to a PBB Unitholder unless the PBB Unitholder holds such units in the course of carrying on a business, or the PBB Unitholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain PBB Unitholders whose PBB Units or Livingston Units might not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the PBB Units, Livingston Units and every other "Canadian security" (as defined in the Tax Act) owned by such holder deemed to be capital property in the taxation year of the election and all subsequent taxation years.

This summary assumes that each of PBB Fund and the Offeror qualifies as a "mutual fund trust" as defined in the Tax Act, on the date hereof, and will continue to so qualify throughout the period during which PBB Unitholders hold any PBB Units or Livingston Units. The Offeror has advised counsel that the Offeror expects to continue to so qualify.

This summary is not applicable to a PBB Unitholder an interest in which is a "tax shelter investment" or a PBB Unitholder that is not resident in Canada for purposes of the Tax Act. Any such PBB Unitholder should consult its own tax advisors with respect to the tax consequences of the proposed transactions.

This summary is based on the provisions of the Tax Act in force on the date hereof and counsel's understanding of the current published administrative practices of the CRA. This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "**Proposed Amendments**") and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

This summary is not exhaustive of all possible Canadian federal tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The Canadian federal income tax consequences discussed herein are for general information only. PBB Unitholders (including any PBB Unitholders who are not resident in Canada) are urged to consult their own tax advisors to determine the tax consequences to them of the Offer or the Merger (as applicable) in their particular circumstances.

Disposition of PBB Units Pursuant to the Offer

In general, a disposition of PBB Units by an Offer Electing PBB Unitholder in exchange for Livingston Units will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offer Elected PBB Units, net of any costs of disposition, exceed (or are less than) the adjusted cost base of the Offer Elected PBB Units to the Offer Electing PBB Unitholder immediately prior to the disposition. The proceeds of disposition of the Offer Elected PBB Units will generally be equal to the aggregate of the fair market value of the Livingston Units received in exchange therefor. The cost for tax purposes of the Livingston Units received in exchange for Offer Elected PBB Units will be equal to the fair market value of such Livingston Units. For the purpose of determining the adjusted cost base of such Livingston Units, the cost of such Livingston Units will be determined by averaging their cost with the adjusted cost base of all other Livingston Units held as capital property immediately before the time of the exchange. See "Capital Gains and Capital Losses" and "Alternative Minimum Tax" below.

Transfer of PBB Assets to Livingston Pursuant to the Merger

The Merger will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act, thereby allowing the assets of PBB Fund to be transferred to the Offeror for proceeds of disposition equal to the tax cost of such assets. In such circumstances, there should be no taxable income to PBB Fund arising from the transfer. Alternatively, the transfer may be organized so as to create income in PBB Fund equal to the amount of any unused or accrued losses or available deductions of PBB Fund. Again, in such circumstances, there should be no taxable income to PBB Fund arising from the transfer. The Offeror has advised counsel that the transfer of assets from PBB Fund to the Offeror will be organized so that it occurs on one of the foregoing bases. Since neither alternative should result in any net income to PBB Fund, there should be no need to make any distributions to PBB Unitholders as a result of the transfer and, therefore, there should be no tax liability to PBB Unitholders resulting from the transfer.

Special Distributions

The current taxation year of PBB Fund (and of the Offeror) will be deemed to end following the transfer of its assets to the Offeror, giving rise to a short taxation year for PBB Fund (as well as for the Offeror). Immediately before the take-up of the Offer Elected PBB Units under the Offer, PBB Fund is expected to pay a special distribution to PBB Unitholders at least equal to its *bona fide* estimated undistributed taxable income, if any, for the period ending at such time. See Section 16 of the Circular, "Merger Transaction". The Offeror is also expected to make a similar special distribution to Livingston Unitholders if the Offeror has any undistributed taxable income for such period. The tax treatment to PBB Unitholders of these special distributions by PBB Fund will be similar to that applicable to other distributions that have been paid or payable by PBB Fund to them. These special distributions should ensure that PBB Fund and the Offeror will not be subject to income tax under the Tax Act for this short taxation year.

Disposition of PBB Units by PBB Unitholders Pursuant to the Merger

As noted above, the Merger will constitute a "qualifying exchange" as defined in section 132.2 of the Tax Act. Accordingly, where a Merger Electing PBB Unitholder or a Non-Electing PBB Unitholder disposes of PBB Units to PBB Fund in exchange for Livingston Units on the redemption of PBB Units pursuant to the Merger, the PBB Unitholder's proceeds of disposition for the PBB Units disposed of, and the cost to the PBB Unitholder of the Livingston Units received in exchange therefor, will be deemed to be equal to the adjusted cost base to the PBB Unitholder of the PBB Units immediately prior to their disposition (which adjusted cost base will take into account any reductions resulting from the special distributions to be made by PBB Fund described above). For the purpose of determining the adjusted cost base of the Livingston Units acquired by a PBB Unitholder on such exchange, the cost of such Livingston Units will be determined by averaging their cost with the adjusted cost base of all other Livingston Units held as capital property by such PBB Unitholder immediately before the exchange.

PBB Fund will not realize a gain or loss on the transfer of the Livingston Units to the PBB Unitholders on the redemption of PBB Units.

Holding and Disposing of Livingston Units Received for PBB Units

Subsequent to the receipt of PBB Units for Livingston Units pursuant to the Offer or the Merger, a former PBB Unitholder will be subject to taxation as a holder of Livingston Units (a "**Livingston Unitholder**"). The tax treatment to the former PBB Unitholder will be substantially the same as the tax treatment to which the former PBB Unitholder was subject as a PBB Unitholder. This tax treatment is outlined below.

Taxation of the Offeror. The taxation year of the Offeror is the calendar year. In each taxation year, the Offeror will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Livingston Unitholders. An amount will be considered to be payable to a Livingston Unitholder in a taxation year if it is paid to the Livingston Unitholder in the year by the Offeror or if the Livingston Unitholder is entitled in that year to enforce payment of the amount.

The Offeror will include in its income for each taxation year all interest on any notes held by it that accrues to it to the end of the year, or that becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year.

A distribution *in specie* by the Offeror of property held by the Offeror upon a redemption of Livingston Units will be treated as a disposition by the Offeror of the property so distributed for proceeds of disposition equal to its fair market value. The Offeror's proceeds from the disposition of any notes will be reduced by any accrued but unpaid interest in respect thereof, which interest will generally be included in the Offeror's income in the year of disposition to the extent it was not included in the Offeror's income in a previous year. The Offeror will realize a capital gain (or a capital loss) to the extent that the proceeds from the disposition exceed (or are less than) the adjusted cost base of the relevant property and any reasonable costs of disposition.

Under the Offeror's Declaration of Trust, an amount equal to all of the income of the Offeror, together with the non-taxable portion of any net capital gain realized by the Offeror, but excluding capital gains arising in connection with a distribution *in specie* on a redemption of Livingston Units which are designated by the Offeror to redeeming Livingston Unitholders, and capital gains the tax on which may be offset by capital losses carried forward from prior years or is recoverable by the Offeror, will be payable in the year to Livingston Unitholders by way of cash distributions, subject to the exceptions described below. Where the income of the Offeror in a taxation year exceeds the monthly cash distributions for that year, such excess income will be distributed to Livingston Unitholders in the form of additional Livingston Units. Income of the Offeror payable to Livingston Unitholders, whether in cash, additional Livingston Units or otherwise, will generally be deductible by the Offeror in computing its taxable income.

In computing its income, the Offeror may deduct reasonable administrative costs and other expenses incurred by it for the purpose of earning income. The Offeror may also deduct from its income for the year a portion of the expenses incurred by it to issue Livingston Units pursuant to the Offer or Merger. The portion of such issue expenses deductible by the Offeror in a taxation year is 20% of such issue expenses, pro-rated where the Offeror's taxation year is less than 365 days.

The Offeror will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net realized taxable capital gains by an amount determined under the Tax Act based on the redemption of Livingston Units during the year (the "**Capital Gains Refund**"). In certain circumstances, the Capital Gains Refund in a particular taxation year may not completely offset the Offeror's tax liability for such taxation year arising as a result of the distribution *in specie* of property held by the Offeror on the redemption of Livingston Units. The Offeror's Declaration of Trust provides that any capital gain realized by the Offeror as a result of such redemption may, at the discretion of the Trustees, be treated as paid to redeeming Livingston Unitholders and the taxable portion thereof designated as a taxable capital gain of the redeeming Livingston Unitholders. Any amount so designated as a taxable capital gain must be included in computing the income of the redeeming Livingston Unitholders and will be deductible by the Offeror. In addition, certain accrued interest on notes distributed to a redeeming Livingston Unitholder will be treated as an amount paid to such Livingston Unitholder and will be deductible by the Offeror.

Counsel has been advised that the Offeror intends to make sufficient distributions in each year of its net income for tax purposes and net realized capital gains so that the Offeror will generally not be liable in such year for income tax under Part I of the Tax Act.

Distributions to Livingston Unitholders. A Livingston Unitholder will generally be required to include in income for a particular taxation year the portion of the net income of the Offeror for a taxation year, including net realized taxable capital gains, that is paid or payable to the Livingston Unitholder in the particular taxation year, whether such amount is received in cash, additional Livingston Units or otherwise.

Provided that appropriate designations are made by the Offeror, such portion of its taxable dividends received from taxable Canadian corporations and net taxable capital gains as is paid or payable to a Livingston Unitholder will effectively retain its character and be treated as such in the hands of the Livingston Unitholder for purposes of the Tax Act. To the extent that amounts are designated as taxable dividends, the normal gross-up and dividend tax credit provisions will generally be applicable in respect of Livingston Unitholders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Livingston Unitholders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals (other than trusts), and the deduction in computing taxable income will be available to Livingston Unitholders that are corporations.

The non-taxable portion of any net realized capital gains of the Offeror that is paid or payable to a Livingston Unitholder in a taxation year will not be included in computing the Livingston Unitholder's income for the year. Any other amount in excess of the net income of the Offeror that is paid or payable to a Livingston Unitholder in such year will not generally be included in the Livingston Unitholder's income for the year. However, where such an amount is paid or payable to a Livingston Unitholder (other than as proceeds of disposition of a Livingston Unit), the Livingston Unitholder will be required to reduce the adjusted cost base of the Livingston Units to the Livingston Unitholder by such amount.

The cost to a Livingston Unitholder of additional Livingston Units received in lieu of a cash distribution will be the amount distributed by the issue of such Livingston Units. For the purpose of determining the adjusted cost base to a Livingston Unitholder of Livingston Units, when a Livingston Unit is acquired, the cost of the newly acquired Livingston Unit will be averaged with the adjusted cost base of all of the Livingston Units owned by the Livingston Unitholder as capital property immediately before such acquisition.

Disposition of Livingston Units by Livingston Unitholders. On the disposition or deemed disposition of a Livingston Unit, whether on a redemption or otherwise, the Livingston Unitholder will realize a capital gain (or capital loss) equal to the amount by which the Livingston Unitholder's proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base of the Livingston Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Offeror that is otherwise required to be included in the Livingston Unitholder's income or is the non-taxable portion of net realized capital gains of the Offeror paid or payable to the Livingston Unitholder. Where a Livingston Unitholder that is a corporation or trust (other than a mutual fund trust) disposes of a Livingston Unit, any capital loss on the disposition will generally be reduced by the amount of distributions designated as taxable dividends previously distributed to the Livingston Unitholder except to the extent that a loss on the previous disposition of a Livingston Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Livingston Units.

Where Livingston Units are redeemed by the distribution *in specie* of property to the redeeming Livingston Unitholder, the proceeds of disposition to the Livingston Unitholder of the Livingston Units will generally be equal to the fair market value of the property so distributed less any capital gain realized by the Offeror as a result of the redemption of such Livingston Units which has been made payable by the Offeror to the Livingston Unitholder and, in the case of any notes, any accrued interest thereon. Where a capital gain realized by the Offeror as a result of the distribution *in specie* of property on the redemption of Livingston Units has been made payable by the Offeror to a redeeming Livingston Unitholder, the Livingston Unitholder will be required to include in income the taxable portion of the capital gain so payable. Interest on any notes accrued in the taxation year of the Offeror in which the redemption occurs but which has not been paid at the time of redemption will be treated as an amount of income paid to the Livingston Unitholder and therefore will be included in the Livingston Unitholder's income in the year the Livingston Unit is redeemed. The cost of any property distributed *in specie* by the Offeror to a Livingston Unitholder upon a redemption of Livingston Units will be equal to the fair market value of such property at the time of the distribution less, in the case of a note, any accrued interest thereon. The Livingston Unitholder will thereafter be required to include in income interest on any note so distributed in accordance with the provisions of the Tax Act. To the extent that the Livingston Unitholder is thereafter required to include in income any interest accrued to the date of the acquisition of a note by the Livingston Unitholder, an offsetting deduction will be available.

Capital Gains and Capital Losses

One-half of any capital gain realized on the disposition of a PBB Unit pursuant to the Offer or on a disposition of a Livingston Unit, and the amount of any net taxable capital gains designated by the Offeror in respect of a Livingston Unitholder, will be included in the unitholder's income as a taxable capital gain and one-half of any capital loss realized on the disposition of a PBB Unit pursuant to the Offer or on a disposition of a Livingston Unit may generally be deducted only from taxable capital gains in accordance with the provisions of the Tax Act. A unitholder that is a Canadian-controlled private corporation for the purposes of the Tax Act may be liable to pay an additional refundable $6^{2/3}$% tax in respect of any taxable capital gains realized on a disposition of such PBB Units or Livingston Units or net taxable capital gains designated by the Offeror to a Livingston Unitholder.

Alternative Minimum Tax

In general terms, net income of the Offeror paid or payable to a Livingston Unitholder who is an individual that is designated as taxable dividends or as net realized taxable capital gains, and capital gains realized on the disposition of PBB Units pursuant to the Offer or on a disposition of Livingston Units, may increase the unitholder's liability for alternative minimum tax.

Eligibility for Investment

Provided the Offeror qualifies as a mutual fund trust, Livingston Units will be, at the time of acquisition pursuant to the Offer or the Merger, qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans or registered education savings plans.

Schedule D
Livingston International Income Fund

Pro Forma Consolidated Financial Statements
(Unaudited)
September 30, 2005
(in thousands of Canadian dollars)

December 21, 2005

Compilation Report

To the Board of Trustees of
Livingston International Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of **Livingston International Income Fund** ("the Fund") as at September 30, 2005 and the unaudited pro forma consolidated statements of income for the nine months ended September 30, 2005 and the year ended December 31, 2004 and have performed the following procedures:

1. Compared the figures in the column captioned "Livingston International Income Fund" ("Fund") to the unaudited financial statements of the Fund as at and for the nine months ended September 30, 2005 and found them to be in agreement. Compared the figures in the column captioned "Fund" to the audited financial statements of the Fund for the year ended December 31, 2004 and found them to be in agreement.

2. Compared the figures in the column captioned "PBB Global Logistics Income Fund" ("PBB") to amounts in the unaudited financial statements of PBB as at and for the nine months ended September 30, 2005 and found them to be in agreement. Compared the figures in the column captioned "PBB" to the audited financial statements of PBB for the year ended December 31, 2004 and found them to be in agreement.

3. Compared the figures in the column captioned "Great Lakes Customs Brokerage" ("Great Lakes") to the amounts in Canadian dollars represented by the translation of the audited combined financial statements of Great Lakes for the year ended December 31, 2004 using average exchange rates for the year ended December 31, 2004 and found them to be in agreement. Compared the figures in the column captioned "Great Lakes" to amounts in Canadian dollars represented by the translation of the unaudited combined financial statements for the two months ended February 28, 2005 using average exchange rates for the two months ended February 28, 2005 and found them to be in agreement.

4. Compared the figures in the column captioned "Unicity Integrated Logistics, Inc. and Unicity Customs Services, Inc." ("UIL/UCS") to the sum of the amounts in the UIL/UCS audited financial statements for the year ended October 31, 2004 and the unaudited financial statements for the two-month period ended December 31, 2004 less the unaudited financial statements for the two-month period ended December 31, 2003 and found the amounts to be in agreement. Compared the figures in the column captioned "UIL/UCS" to the amounts in the UIL/UCS unaudited financial information for the two-month period ended February 28, 2005 derived from PBB's Business Acquisition Report dated November 16, 2005 and found the amounts to be in agreement.

5. Compared the figures in the column captioned "Clarke Transportation Services, Inc. and Focus Carriers, Inc." ("Clarke") to the unaudited combined statement of income of Clarke for the three months ended March 31, 2004 and found them to be in agreement.

6. Compared the figures in the column captioned "TFI Transport 9, L.P." ("M&C") to the amounts in the unaudited financial statements of M&C for the eight months ended August 31, 2005 and to the sum of the amounts in the audited financial statements of TFI Transport 9, L.P. for the period from January 28, 2004 to December 31, 2004 and the unaudited financial statements of Milne and Craighead, Inc. for the 27-day period ended January 27, 2004 and found the amounts to be in agreement.

7. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   a) The basis for determination of the pro forma adjustments; and
   b) Whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.

   The officials:

   a) Described to us the basis for determination of the pro forma adjustments; and
   b) Stated that the unaudited pro forma consolidated financial statements comply as to form in all material respects with Canadian securities legislation.

8. Read the notes to the unaudited pro forma consolidated financial statements and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

9. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Fund" and "PBB" as at September 30, 2005 and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Fund," "Great Lakes," "PBB," "UIL/UCS" and "M&C" for the nine months ended September 30, 2005 and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned "Fund," "Great Lakes," "PBB," "Clarke," "UIL/UCS" and "M&C" for the year ended December 31, 2004 and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management's assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the unaudited pro forma consolidated financial statements and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

Toronto, Canada

Livingston International Income Fund

Pro Forma Consolidated Balance Sheet
(Unaudited)
As at September 30, 2005

(in thousands of Canadian dollars)

	Fund $	PBB $	Pro forma adjustments $	Reference	Pro forma consolidated $
Assets					
Current assets					
Cash and cash equivalents	17,346	304	-		17,650
Accounts receivable	171,117	145,806	-		316,923
Prepaid expenses	1,941	1,882	-		3,823
Income taxes recoverable	-	1,606	-		1,606
Future income taxes	755	-	-		755
	191,159	149,598	-		340,757
Property, plant and equipment	11,697	19,994	-		31,691
Goodwill	91,041	107,576	94,270	4(b)	292,887
Intangible assets	54,732	70,659	74,550	4(b)	199,941
Future income taxes	3,699	-	252	4(d)	3,951
Employee future benefits - pension	1,282	-	-		1,282
Deferred finance costs and other assets	1,877	3,060	(1,200)	4(b)	4,999
			1,262	4(d)	
	355,487	350,887	169,134		875,508
Liabilities					
Current liabilities					
Operating facility - government remittances	8,395	57,268	-		65,663
Government remittances payable	113,009	31,957	-		144,966
Unitholder distributions payable	2,117	-	-		2,117
Accounts payable and accrued liabilities	30,514	59,649	(1,200)	4(b)	88,963
Income taxes payable	1,583	-	-		1,583
Client deposits and advances	9,012	1,422	-		10,434
Current portion of long-term debt	274	889	-		1,163
Bridge loan facility	-	35,000	(35,000)	4(d)	-
	164,904	186,185	(36,200)		314,889
Long-term debt	28,697	41,634	36,975	4(d)	115,306
			8,000	4(a)	
Other liabilities	4,034	-	-		4,034
Future income taxes	15,070	15,378	26,339	4(b)	56,787
Employee future benefits	7,870	-	-		7,870
	220,575	243,197	35,114		498,886
Unitholders' Equity					
Units	164,900	131,120	(131,120)	4(c)	407,071
			242,171		
Restricted Units	-	179	(179)	4(a)	-
	164,900	131,299	110,872		407,071
Accumulated earnings	41,713	18,481	(18,481)	4(c)	41,252
			(461)	4(d)	
Distributions to unitholders	(71,701)	(39,125)	39,125	4(c)	(71,701)
Deficit	(29,988)	(20,644)	20,183		(30,449)
Foreign currency translation	-	(2,965)	2,965	4(c)	-
	134,912	107,690	134,020		376,622
	355,487	350,887	169,134		875,508

Approved by the Board of Trustees

(Signed) DOUGLAS HARRISON, Trustee

(Signed) PETER VALENTINE, Trustee

Livingston International Income Fund

Pro Forma Consolidated Statement of Income
(Unaudited)

For the nine months ended September 30, 2005

(in thousands of Canadian dollars, except per unit amounts)

	Fund $	Great Lakes $ (note 1)	PBB $ (note 2)	UIL/UCS $ (note 1)	M&C $ (note 1)	Pro forma adjustments $	Reference	Pro forma consolidated $
Net revenues	129,147	1,565	95,795	4,151	12,330	-		242,988
Interest income	1,283	-	706	-	288	-		2,277
	130,430	1,565	96,501	4,151	12,618	-		245,265
Cost of services	70,723	1,225	58,639	3,877	7,477	-		141,941
Selling, general and administrative expenses	29,422	-	23,294	-	2,004	-		54,720
Depreciation	4,185	44	3,008	64	255	-		7,556
Amortization	10,212	-	4,578	-	-	8,854	5(b)	23,644
	114,542	1,269	89,519	3,941	9,736	8,854		227,861
Income (loss) before the undernoted	15,888	296	6,982	210	2,882	(8,854)		17,404
Other (expense) income	(155)	-	-	125	-	-		(30)
Interest expense								
Long-term debt	1,213	12	325	30	-	3,807	5(c)	5,387
Other	440	-	2,582	17	-	(1,022)	5(c)	2,017
	1,653	12	2,907	47	-	2,785		7,404
Income (loss) before income taxes	14,080	284	4,075	288	2,882	(11,639)		9,970
Provision for (recovery of) income taxes								
Current	2,945	-	616	-	-	(975)	5(d)	2,586
Future	(3,111)	-	(3,073)	-	-	(3,052)	5(d)	(9,236)
	(166)	-	(2,457)	-	-	(4,027)		(6,650)
Net income for the period	14,246	284	6,532	288	2,882	(7,612)		16,620
Net income per unit (note 7)	0.90							0.62

Livingston International Income Fund

Pro Forma Consolidated Statement of Income
(Unaudited)
For the year ended December 31, 2004

(in thousands of Canadian dollars, except per unit amounts)

	Fund $	Great Lakes $ (note 1)	PBB $ (note 2)	Clarke $ (note 2)	UIL/UCS $ (note 1)	M&C $ (note 1)	Pro forma adjustments $	Reference	Pro forma consolidated $
Net revenues	146,306	9,404	99,746	6,036	23,310	17,336	-		302,138
Interest income	1,448	-	426	-	70	524	-		2,468
	147,754	9,404	100,172	6,036	23,380	17,860	-		304,606
Cost of services	83,916	7,321	66,687	3,948	17,359	11,139			190,370
Selling, general and administrative expenses	34,871	-	20,820	467	4,758	3,399	-		64,315
Depreciation	5,313	294	3,661	109	334	344	-		10,055
Amortization	12,614	-	3,502	-	34	-	14,979	6(b)	31,129
Impairment of intangible asset	683	-	-	-	-	-	-		683
	137,397	7,615	94,670	4,524	22,485	14,882	14,979		296,552
Income (loss) before the undernoted	10,357	1,789	5,502	1,512	895	2,978	(14,979)		8,054
Other (expense) income	(279)	(23)	112	(60)	537	389	-		676
Interest expense									
Long-term debt	1,781	102	423	-	113	-	5,462	6(c)	7,881
Other	581	-	1,453	111	356	50	146	6(c)	2,697
	2,362	102	1,876	111	469	50	5,608		10,578
Income (loss) before income taxes	7,716	1,664	3,738	1,341	963	3,317	(20,587)		(1,848)
Provision for (recovery of) income taxes									
Current	987	-	322	442	220	36	(1,978)	6(d)	29
Future	(4,272)	-	(2,846)	-	23	-	(4,760)	6(d)	(11,855)
	(3,285)	-	(2,524)	442	243	36	(6,738)		(11,826)
Net income (loss) for the year	11,001	1,664	6,262	899	720	3,281	(13,849)		9,978
Net income per unit (note 7)	0.73								0.38

Description of offer to PBB Global Logistics Income Fund ("PBB")

On December 21, 2005, Livingston International Income Fund ("Livingston" or "the Fund") announced a proposed business combination with PBB whereby Livingston offers to acquire all of the issued and outstanding units of PBB in exchange for units of Livingston, at an exchange ratio of one Livingston unit for each unit of PBB. The accompanying pro forma consolidated financial statements have been compiled for purposes of inclusion in a takeover bid circular dated December 21, 2005, issued by the Board of Trustees of Livingston in connection with this proposed business combination, including the proposed offering of Livingston units thereunder.

The value assigned in these pro forma consolidated financial statements to the Livingston units to be issued is based upon the Livingston unit value of $22.31, representing the average closing unit price of Livingston for the three days before December 21, 2005, being the date of the public announcement of Livingston's proposed business combination with PBB.

As a consequence of the nature of this transaction, there may be actions and other events or changes initiated by PBB that will significantly change the purchase price allocation. For example, the fair value of intangibles in these pro forma consolidated financial statements has been estimated based on preliminary information. The excess of the purchase price over the fair value of the net assets is shown as goodwill. Changes to estimated fair value of intangibles, in addition to changes to other assets and liabilities, will result in changes to the fair values of the assets and liabilities and, accordingly, will impact the amount of goodwill. In addition, the Fund has prepared these pro forma consolidated financial statements and the allocation of the purchase price set out herein solely based upon publicly available information on PBB. Additional information that is not publicly available could have an impact on these pro forma consolidated financial statements and such purchase price allocation. The final allocation of the purchase price and the fair values of PBB's assets and liabilities is subject to completion of valuations, which would be carried out following completion of the acquisition. It is likely that the fair values of assets and liabilities will vary from those shown and the differences may be material.

1 Basis of presentation

The accompanying pro forma consolidated balance sheet and the pro forma consolidated statements of income of the Fund have been prepared in accordance with Canadian securities legislation. The accompanying pro forma consolidated financial statements give effect to the acquisition of PBB and the refinancing of all the operating facilities and long-term debt. In addition, the Fund and PBB have made the following significant acquisitions since January 1, 2004:

Companies acquired	Acquired by	Date of acquisition
TFI Transport 9, L.P. (better known as M&C International Trade ("M&C"))	PBB	September 2, 2005
Great Lakes Customs Brokerage, Inc. and South Ranch, Inc. (collectively, "Great Lakes")	Fund	March 1, 2005
Unicity Integrated Logistics, Inc. and Unicity Customs Services, Inc. (collectively, "UIL/UCS")	PBB	February 28, 2005
Clarke Transportation Services, Inc., Focus Carriers, Inc. and a division of Clarke Inc. (collectively, "Clarke")	PBB	July 5, 2004

The Fund and PBB have included the results of these acquisitions in their respective results since the date of the acquisition. The pro forma consolidated income statements for the year ended December 31, 2004 and the nine months ended September 30, 2005 give effect to the foregoing acquisitions as if they occurred as of January 1, 2004.

The pro forma consolidated balance sheet has been prepared from information derived from the unaudited consolidated financial statements of the Fund and PBB as at September 30, 2005 and the adjustments and assumptions outlined below. The pro forma consolidated statement of income for the year ended December 31, 2004 has been derived from the audited consolidated financial statements of the Fund and PBB for the year ended December 31, 2004, the audited combined financial statements of Great Lakes for the year ended December 31, 2004, the audited financial statements of Unicity Integrated Logistics, Inc. ("UIL") and Unicity Customs Services, Inc. ("UCS") for the year ended October 31, 2004 and the unaudited financial statements of UIL and UCS for the two months ended December 31, 2004 and 2003, the unaudited combined financial statements of Clarke for the three months ended March 31, 2004, the sum of the audited financial statements of TFI Transport 9, L.P., the successor of Milne and Craighead, Inc., for the period from January 28, 2004 to December 31, 2004 and the unaudited financial statements of Milne and Craighead, Inc. for the 27-day period ended January 27, 2004. The pro forma consolidated statement of income for the nine months ended September 30, 2005 has been derived from the unaudited consolidated financial statements of the Fund and PBB for the nine months ended September 30, 2005, the unaudited combined financial statements of Great Lakes for the two months ended February 28, 2005, the unaudited financial information of UIL/UCS for the two months ended February 28, 2005 derived from PBB's Business Acquisition Report dated November 16, 2005 and the unaudited financial statements of M&C for the eight months ended August 31, 2005.

The financial statements of Great Lakes are translated using the temporal method. Revenue and expenses are translated using the average monthly rates for the applicable periods.

The financial statements of Clarke are translated using the current rate method. Revenues and expenses are translated using the average rates for the applicable periods.

The pro forma consolidated financial statements do not reflect any "normalized" adjustments for the integration of PBB with the Fund or synergies from the acquisition by the Fund of PBB. Certain of the accounting policies adopted by the Fund and PBB may not be consistent. The pro forma consolidated balance sheet and statements of income have not been adjusted to reflect the differences in accounting policies.

The pro forma consolidated financial statements may not be indicative of the financial position and the results of operations that would have occurred if the transactions had been in effect on the dates indicated or of the financial position or operating results which may be obtained in the future.

The pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of the Fund and PBB for the year ended December 31, 2004, the unaudited consolidated financial statements of the Fund and PBB for the nine months ended September 30, 2005, the audited combined financial statements of Great Lakes for the year ended December 31, 2004, the unaudited combined financial statements of Clarke for the three months ended March 31, 2004, the audited financial statements of UIL and UCS for the year ended October 31, 2004, the unaudited financial statements of UIL and UCS for the two months ended December 31, 2004 and 2003, the unaudited financial information for UIL/UCS for the two months ended February 28, 2005, the audited financial statements of TFI Transport 9, L.P., the successor of Milne and Craighead, Inc., for the period from January 28, 2004 to December 31, 2004, the unaudited financial statements of Milne and Craighead, Inc. for the 27-day period ended January 27, 2004 and the unaudited financial statements of M&C for the eight months ended August 31, 2005.

2 Available and unavailable financial information

Clarke was acquired by PBB on July 5, 2004 and, accordingly, the results since the date of acquisition are included in PBB's financial statements for the year ended December 31, 2004. The pro forma statement of income for the year ended December 31, 2004 includes the results for Clarke for the three months ended March 31, 2004. The period from April 1, 2004 to July 4, 2004 has not been included because the information is not publicly available. The results for Clarke for the three months ended March 31, 2004 are not necessarily indicative of the results for future periods or the period from April 1, 2004 to July 4, 2004. The results for Clarke for the three months ended March 31, 2004 are as follows:

	$
Net revenues	6,036
Cost of services	3,948
Selling, general and administrative expenses	467
Depreciation	109
	4,524
Income before the undernoted	1,512
Other expense	60
Interest expense	111
Income before income taxes	1,341
Current income tax expense	442
Net income for the period	899

On September 1, 2005, PBB entered into a new credit facility that provides for a four-year $95 million senior credit facility, which consists of a $40 million non-amortizing term facility and a $55 million revolving credit facility. Upon completion of the transaction, the Fund intends to refinance all of the operating and long-term debt facilities with a new credit facility of up to $275 million. Deferred finance costs in respect of PBB's new credit facility will be written off upon completion of the acquisition. However, the amount of these deferred finance costs is not publicly available and therefore not reflected in these pro forma consolidated financial statements.

3 The Fund

The accompanying pro forma consolidated financial statements of the Fund have been prepared to reflect the acquisition by the Fund of all of the issued and outstanding units and Restricted Units of PBB for $250,171 including transaction costs and the issuance of 10,853,205 units of the Fund with an assigned value of $242,171. The transaction costs will be financed by additional borrowings under the Fund's new credit facility. The Fund also intends to acquire the issued and outstanding Restricted Units of PBB in exchange for units of the Fund.

The Fund intends to refinance all of the operating facilities and the long-term debt. The new credit facilities of $250,000 will consist of a five-year term loan of $120,000 and an operating facility of $130,000. The Fund has the option to increase the operating facility by an additional $25,000. The facilities will bear interest at prime plus varying premiums between nil% and 1.25% dependent upon certain financial performance ratios. The credit facility will be secured by a general security agreement, a general assignment of book debts and a fixed and floating debenture over all the assets of the Fund's subsidiaries. Upon closing of the transaction, the Fund intends to draw $112,275 on the long-term debt portion of the credit facilities to repay long-term debt of $102,300 and finance the transaction and finance costs of $9,975.

The pro forma consolidated statement of income for the nine months ended September 30, 2005 also reflects the acquisitions of Great Lakes, UIL/UCS and M&C as if these acquisitions occurred on January 1, 2004.

The pro forma consolidated statement of income for the year ended December 31, 2004 also reflects the acquisitions of Great Lakes, Clarke, UIL/UCS and M&C as if these acquisitions occurred on January 1, 2004.

4 Pro forma consolidated balance sheet of the Fund

The pro forma consolidated balance sheet of the Fund as at September 30, 2005 is based on the consolidated balance sheet of the Fund as at September 30, 2005 and has been prepared as if the following proposed transactions had been completed as at September 30, 2005:

a) The acquisition by the Fund of PBB for $250,171 including transaction costs, funded by long-term debt in the amount of $8,000 and the issuance of 10,853,205 units with an assigned value of $242,171.

   The value assigned in these pro forma consolidated financial statements to the Fund units to be issued is based upon the Fund unit price of $22.31, representing the average unit price three days before the announcement of the proposed business combination.

b) The acquisition by the Fund of PBB has been accounted for by the purchase method. The purchase price has been allocated to the estimated fair values of the net assets acquired. The excess of the purchase price over the underlying carrying value of the net assets of PBB has been determined as follows:

	$
Cash	8,000
Units (10,853,205 units)	242,171
Total cost of acquisition	250,171
PBB's net assets	107,690
Estimated purchase price premium	142,481

The estimated purchase price premium has been allocated as follows:

	$
Goodwill	94,270
Intangible assets	74,550
Future income tax liability	(26,339)
	142,481

The net assets of PBB include deferred financing costs, which would be assigned a fair value of $nil. The carrying value of these deferred financing costs is not available and therefore has not been adjusted to its fair value in the pro forma consolidated financial statements. The reduction of the carrying value of the deferred financing costs would result in an increase in goodwill and future tax assets.

At September 30, 2005, the Fund had accrued $1,200 of transaction costs incurred to date, which are included in the total transaction costs of $8,000.

The above allocation of purchase price is preliminary. The actual calculation and allocation of the purchase price allocation that is reported in the pro forma consolidated financial statements of the Fund is based on the estimated fair value of the assets to be acquired and liabilities to be assumed. Accordingly, the purchase price will be adjusted subsequently on completion of the transaction.

c) Consolidation of PBB with the Fund.

d) Repayment of certain long-term debt and bridge loan. These obligations will be replaced with a new five-year loan facility. Deferred financing fees of $1,975 related to the facility have been recorded in deferred financing costs and other assets. The deferred financing fees of the Fund related to the prior facility of $713 would be written off and a future tax asset of $252 would be recognized.

5 Pro forma consolidated statement of income of the Fund for the nine months ended September 30, 2005

The pro forma consolidated statement of income of the Fund for the nine months ended September 30, 2005 is based on the consolidated statement of income of the Fund for the nine months ended September 30, 2005 as if the transactions referred to in note 3 had occurred on January 1, 2004 as follows:

a) Consolidation of PBB, Great Lakes, UIL/UCS and M&C with the Fund.

b) Amortization relating to the intangible assets acquired:

	$
PBB	7,455
Great Lakes	188
UIL/UCS	218
M&C	993
	8,854

c) Eliminate the interest expense of $2,923 related to the long-term debt and bridge loan to be repaid. Record additional interest expense of $4,842 related to the $112,275 long-term debt and other interest expense of $570 related to the increase in interest rate on the new operating facility. Record additional interest expense of $296 related to the amortization of the new deferred financing costs.

d) Adjustment to the provision for income taxes to reflect the conversion of Great Lakes to a taxpaying corporation and the recovery of taxes related to the amortization of the intangible assets and the interest expense on the additional borrowings.

6 **Pro forma consolidated statement of income of the Fund for the year ended December 31, 2004**

The pro forma consolidated statement of income of the Fund for the year ended December 31, 2004 is based on the consolidated statement of income of the Fund for the year ended December 31, 2004 as if the transactions referred to in note 3 had occurred on January 1, 2004 as follows:

a) Consolidation of PBB, Great Lakes, UIL/UCS, Clarke and M&C with the Fund.

b) Amortization relating to the intangible assets acquired:

	$
PBB	9,940
Great Lakes	1,129
UIL/UCS	1,305
Clarke	1,280
M&C	1,325
	14,979

c) Elimination of interest expense of $2,712 related to the long-term debt and bridge loan to be repaid. Record additional interest expense of $6,456 related to the $112,275 long-term debt and other interest expense of $756 related to the increase in interest rate on the new operating facility. Record additional interest expense of $395 related to the amortization of the new deferred financing costs and the writeoff of the deferred finance costs related to the Fund's prior credit facilities of $713.

d) Adjustment to the provision for income taxes to reflect the conversion of Great Lakes to a taxpaying corporation and the recovery of taxes related to the amortization of the intangible assets and the interest expense on the additional borrowings.

7 **Net income per unit**

Net income per unit for the Fund for the year ended December 31, 2004 and the nine months ended September 30, 2005 is calculated using the weighted average number of units outstanding of 15,102,600 and 15,904,316, respectively. The pro forma net income per unit for the year ended December 31, 2004 and the nine months ended September 30, 2005 has been calculated using a weighted average number of units outstanding of 26,166,405 and 26,803,035 respectively, which assumes that the 10,853,205 units issued as partial consideration for the acquisition of PBB and the 210,600 units issued as partial consideration for the acquisition of Great Lakes were issued at the beginning of the period.

Questions and requests for assistance may be directed to the Information Agent for the Offer:

GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free: 1-866-519-9056

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

100 University Avenue
9th Floor, North Tower
Toronto, Ontario
M5J 2Y1

Toll Free: 1-800-564-6253
Telephone: (514) 982-7555
Facsimile: (416) 981-9663
e-mail: corporateactions@computershare.com

The Dealer Manager for the Offer is:

SCOTIA CAPITAL INC.

Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station "A"
Toronto, Ontario
M5X 2X6

Telephone: (416) 945-4508
Facsimile: (416) 862-3010

PBB Unitholders may also contact their investment dealer, stockbroker, bank manager, accountant, lawyer or professional advisor for assistance. See also "Questions and Answers" contained on page 5 of this Notice of Change, Variation and Extension. Additional copies of this Notice of Change, Variation and Extension, the Original Offer, the Amended Offer, the Circular and the Amended Letter of Transmittal may be obtained without charge on request from the Depositary.

Attachment F

*The terms, conditions and definitions used in the Offer and Circular of Livingston International Income Fund, dated October 21, 2005, as amended by the Notice of Change and Extension, dated November 24, 2005, as further amended by the Notice of Change and Extension, dated December 9, 2005, and as further amended by the Notice of Change, Variation and Extension dated December 21, 2005 (collectively, the "**Offer and Circular**") are incorporated by reference in this Amended Letter of Acceptance and Transmittal. Capitalized terms used and not defined herein have the meanings given to them in the Offer and Circular.*

AMENDED LETTER OF ACCEPTANCE AND TRANSMITTAL

in respect of the Offer of

LIVINGSTON INTERNATIONAL INCOME FUND

to acquire all of the issued and outstanding trust units of

PBB GLOBAL LOGISTICS INCOME FUND

and the related Merger Transaction

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL MIDNIGHT (TORONTO TIME) ON JANUARY 10, 2006 (AS IT MAY BE EXTENDED, THE "EXPIRY TIME") UNLESS THE OFFER IS WITHDRAWN, VARIED OR EXTENDED.

This Amended Letter of Acceptance and Transmittal, properly completed and duly executed, together with all other required documents, must be completed by CDS & CO., as nominee for The Canadian Depository for Securities Limited (collectively, "**CDS**"), pursuant to the Offer and Merger Transaction.

TO: **LIVINGSTON INTERNATIONAL INCOME FUND**
AND TO: **COMPUTERSHARE INVESTOR SERVICES INC.**, as depositary (the "**Depositary**")

CDS hereby acknowledges and confirms that:

1. The number of Offer Elected PBB Units is ________________________; and

2. The number of Merger Elected PBB Units is ________________________.

Upon the terms and conditions contained in the Offer, CDS hereby deposits, and irrevocably accepts the Offer (subject only to the provisions of the Offer regarding withdrawal), with respect to all Offer Elected PBB Units, as currently held in the CDSX book-entry system maintained by CDS.

Upon the terms and conditions contained in the Offer in respect of the Merger Transaction, CDS hereby deposits, and accepts the Offer, with respect to all Merger Elected PBB Units, as currently held in the CDSX book-entry system maintained by CDS. Such Merger Elected PBB Units are hereby instructed to be, and shall be, without further action on the part of CDS or the Merger Electing PBB Unitholders, subsequently withdrawn from the Offer, effective 11:00 p.m. (Toronto time) on the Expiry Date. Such withdrawal shall not in any way affect or diminish the power of attorney specified below in Part A that is effective from and after 7:00 p.m. (Toronto time) on the Expiry Date and granted by CDS, on behalf of the beneficial owners of the Merger Elected PBB Units, with respect to such Merger Elected PBB Units.

The undersigned, on behalf of Non-Electing PBB Unitholders, acknowledges that if the Special Resolution is approved by Electing PBB Unitholders and if the Merger is completed, Non-Electing PBB Unitholders will receive Livingston Units on the Merger as if they had made a Merger Election.

PART A

The undersigned, on behalf of the beneficial owners of the Electing PBB Units:

1. acknowledges receipt of the Offer and Circular;

2. acknowledges the terms and conditions of the Offer and the Merger Transaction set forth in the Offer and Circular;

3. acknowledges that if for any reason an Offer Election or Merger Election is not made with respect to PBB Units tendered to the Offer, such PBB Units will be deemed to be Merger Electing PBB Units;

4. approves, and irrevocably constitutes and appoints Livingston, and any other Persons designated by Livingston in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned, on behalf of the beneficial owners of the Elected PBB Units, with respect to the Elected PBB Units, effective from and after 7:00 p.m. (Toronto time) on the Expiry Date, with full power of substitution, in the name of and on behalf of the undersigned and the beneficial owners of the Elected PBB Units (such power of attorney being deemed to be an irrevocable power coupled with an interest), to vote, execute and deliver any instruments of proxy, authorizations, resolutions or consents, in respect of special resolutions:

   (a) regarding the Merger Transaction, and any ancillary matters in connection therewith including, without limitation, to approve and execute, on behalf of PBB Fund, the Merger Agreement in connection with the Merger Transaction;

   (b) regarding the amendment to the PBB Declaration of Trust to provide for, in connection with the Merger, following the transfer of all of the assets and liabilities of PBB Fund to the Offeror in exchange for Livingston Units, the retention or reacquisition of one PBB Unit by Livingston Fund as provided in the Merger Agreement, if applicable, and subject to the foregoing, the redemption of all outstanding PBB Units and the distribution of such Livingston Units to PBB Unitholders on the basis of one Livingston Unit for each PBB Unit (subject to adjustment as provided under the Offer and the Merger Agreement), on a tax-deferred ''rollover'' basis for Canadian income tax purposes (and the cancellation of any such Livingston Units received by the Offeror itself) in full and final satisfaction of such PBB Unitholders' rights, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith;

   (c) regarding the amendment of the PBB Declaration of Trust to thereafter permit Livingston, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of the PBB Units taken up under the Offer or otherwise acquired which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by Livingston, and authorizing Livingston to execute such amendment to the PBB Declaration of Trust in connection therewith;

   (d) directing that the PBB Trustees and all directors and officers of PBB and its subsidiaries cooperate in all respects with the Offeror and Livingston; and

   (e) authorizing any officer or director of Livingston and any other Persons designated by Livingston in writing, to execute and deliver all documents and do all acts or things, on behalf of PBB Fund or otherwise, as may be necessary or desirable to give effect to such special resolutions;

   such special resolutions and Merger Agreement being on substantially the terms described in Section 16 of the Circular, "Merger Transaction" contained in Schedule "B" to the Notice of Change, Variation and Extension of the Offeror dated December 21, 2005;

5. by virtue of the execution of this Amended Letter of Acceptance and Transmittal, shall be deemed to have agreed, on behalf of beneficial owners of the Elected PBB Units, that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Elected PBB Units (and any Other Property) and accompanying documents deposited pursuant to the Offer and/or the Merger Transaction and any withdrawals of deposits or of elections, will be determined by the Offeror in its sole discretion and that

such determination shall be final and binding and acknowledges that (i) the Offeror reserves the absolute right to reject any and all deposits of Elected PBB Units (and any Other Property) which the Offeror determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction, (ii) the Offeror reserves the absolute right to waive any defect or irregularity in the deposit of any Elected PBB Units (and any Other Property), (iii) there shall be no duty or obligation on the Offeror, the Depositary, the Dealer Manager, the Information Agent (or any of their respective trustees, directors, officers, employees, agents or representatives) or any other person to give notice of any defect or irregularity in any deposit or withdrawal and no liability shall be incurred by any of them for failure to give such notice, and (iv) the Offeror's interpretation of the terms and conditions of the Offer, the Merger Transaction and of this Amended Letter of Acceptance and Transmittal shall be final and binding;

6. acknowledges that all authority conferred or agreed to be conferred by the undersigned and by the beneficial owners of the Elected PBB Units herein is, to the maximum extent permitted by law, irrevocable and coupled with an interest and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned, and of the beneficial owners of the Elected PBB Units, and that all obligations of the undersigned and of the beneficial owners of the Elected PBB Units herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned and of the beneficial owners of the Elected PBB Units; and

7. covenants to execute, upon request, any additional documents and other assurances as may be necessary or desirable in connection with the foregoing and the Merger Agreement.

PART B

In addition, the undersigned, on behalf of the beneficial owners of the Offer Electing PBB Units:

8. on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Offer Elected PBB Units, including any Rights and any and all rights and benefits arising from the Offer Elected PBB Units, including any and all dividends, distributions (other than Permitted Distributions), payments, securities, property or other interests that may be accrued, declared, issued, transferred, made or distributed on or in respect of the Offer Elected PBB Units, or any of them, on or after October 19, 2005, and any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, including any Rights, the "**Other Property**"), effective from midnight (Toronto time) (the "**Effective Time**") on January 10, 2006 or such other date to which the Offer may be extended as provided in Section 5 of the Offer, "Extension, Variation or Change in the Offer"(the "**Expiry Date**"), unless the Offer is withdrawn by the Offeror. For the purposes of this Amended Letter of Acceptance and Transmittal, "**Permitted Distributions**" means monthly distributions to holders of PBB Units ("**PBB Unitholders**") made in conformity and consistency in all respects with PBB Fund's monthly distribution policies in effect as at October 19, 2005 and having a record date for determination of PBB Unitholders entitled to such distributions that is prior to the Expiry Date, but not to exceed $0.14583 per PBB Unit per such distribution per month (but which may be less than such amount);

9. represents and warrants that (i) the undersigned, on behalf of the beneficial owners of the Offer Elected PBB Units, has full power and authority to deposit, sell, assign and transfer the Offer Elected PBB Units (and any Other Property), (ii) the undersigned, on behalf of the beneficial owners of the Offer Elected PBB Units, owns the Offer Elected PBB Units (and any Other Property) being deposited free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever and has not sold, assigned or transferred, or agreed to sell, assign or transfer, any of such Offer Elected PBB Units (or any such Other Property) to any other Person, (iii) the deposit of such Offer Elected PBB Units (and any Other Property) complies with Securities Laws, and (iv) if and when such Offer Elected PBB Units (and any Other Property) are taken up by the Offeror, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others of any nature whatsoever;

10. directs the Offeror and the Depositary, upon the Offeror taking up and paying for the Offer Elected PBB Units, to issue a certificate for the trust units of the Offeror to be issued under the Offer for the Offer Elected PBB Units, registered in the name of CDS & CO., against transfer of the securities ledger position

for the Offer Elected PBB Units in the CDSX book-entry system maintained by CDS to a ledger account maintained on behalf of the Offeror by Scotia Capital Inc. or other CDS Participant, as specified by the Offeror in writing;

11. waives any right to receive notice of purchase of the Offer Elected PBB Units;

12. irrevocably constitutes and appoints Livingston, and any other Persons designated by Livingston in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the undersigned, on behalf of the beneficial owners of the Offer Elected PBB Units, with respect to the Offer Elected PBB Units (and any Other Property) deposited herewith and taken up by the Offeror, effective from and after the Effective Time, with full power of substitution, in the name of and on behalf of the undersigned and the beneficial owners of the Offer Elected PBB Units (such power of attorney being deemed to be an irrevocable power coupled with an interest):

    (a) to register or record the transfer and/or cancellation of such Offer Elected PBB Units (and any Other Property) on the appropriate registers (as applicable);

    (b) to exercise any and all rights in respect of such Offer Elected PBB Units (and any Other Property), including, without limitation, to vote any or all such Offer Elected PBB Units (and any Other Property), to execute and deliver any and all instruments of proxy, authorizations or consents in a form and on terms satisfactory to Livingston in respect of any or all such Offer Elected PBB Units (and any Other Property), to revoke any such instrument, authorization or consent given prior to or after the Effective Time, to designate in such instrument, authorization or consent and/or designate in any such instruments of proxy any person or persons as the proxy of the undersigned, on behalf of the beneficial owners of such Offer Elected PBB Units, in respect of such Offer Elected PBB Units (and any Other Property), for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof) or resolutions of PBB Unitholders;

    (c) to execute, endorse and negotiate, for and in the name of and on behalf of the undersigned, on behalf of the beneficial owners of such Offer Elected PBB Units, any and all cheques or other instruments representing any Other Property that may be payable to or to the order of, or endorsed in favour of, of the undersigned, on behalf of the beneficial owners of such Offer Elected PBB Units, and/or designate in any instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the undersigned, on behalf of the beneficial owners of such Offer Elected PBB Units, in respect of such Other Property for all purposes; and

    (d) to exercise any other rights of a holder of such Offer Elected PBB Units (and any Other Property);

13. agrees, effective on and after the Effective Time, not (without Livingston's prior express written consent) to vote any of the Offer Elected PBB Units (or any Other Property) at any meeting (whether annual, special or otherwise and any adjournments thereof including, without limitation, any meeting to consider the Merger Transaction) of PBB Unitholders, and not (without Livingston's prior express written consent) to exercise any of the other rights or privileges attached to the Offer Elected PBB Units (and any Other Property), and agrees to execute and deliver to Livingston any and all instruments of proxy, authorizations or consents in respect of the Offer Elected PBB Units (and any Other Property) and to appoint in any such instruments of proxy, authorizations or consents the person or persons specified by Livingston as the proxy of the holder of the Offer Elected PBB Units (and any Other Property) and acknowledges that upon such appointment, except as set forth herein, all prior proxies and other authorizations (including without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Offer Elected PBB Units (and any Other Property) with respect thereto shall be revoked, and (without Livingston's prior express written consent) no subsequent proxies or other authorizations or consents may be given by such person with respect thereto;

14. agrees that if, on or after October 19, 2005, PBB Fund should declare or pay any distribution (other than Permitted Distributions) on the PBB Units or pay, declare, allot, reserve or issue any securities, rights or other interests with respect to any PBB Unit that are payable or distributable to PBB Unitholders on a record date (and time) that is prior to the time of transfer by CDS of a securities ledger position for the PBB

Units tendered to the Offer to a ledger account maintained on behalf of the Offeror by a CDS Participant designated by the Offeror following acceptance thereof for purchase pursuant to the Offer, then the amount of the distributions (other than Permitted Distributions), payments, rights or interests relating to the Offer Elected PBB Units deposited to the Offer by CDS and not validly withdrawn will be required to be received and held by CDS for the account of the Offeror in the event it takes up such PBB Units. Alternatively, if any such distribution (other than a Permitted Distribution), payment, right or interest is delivered or paid to any Offer Electing PBB Unitholder, then, if the Offeror takes up and pays for such Offer Elected PBB Units, at the sole discretion of the Offeror, the Offeror may deduct the full amount or value of such distribution (other than a Permitted Distribution), payment, right or interest from the price payable to such PBB Unitholder (as calculated by the Offeror in its sole discretion) under the Offer or, at the election of the Offeror, such amount may be required to be returned or paid back in full to the Offeror by such Offer Electing PBB Unitholder; and

15. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable in connection with the foregoing or the Offer or to complete the sale, assignment and transfer of the Offer Elected PBB Units (and any Other Property) to the Offeror.

CDS & CO.

By: ______________________________

Authorized Signing Officer

Dated: ______________________________

P59

EXHIBIT INDEX

Exhibit Number	Description
1	The renewal annual information form of the Offeror dated March 30, 2005.*
2	The comparative financial statements, together with the accompanying report of the auditors, for the fiscal year ended December 31, 2004 of the Offeror.*
3	Management's discussion and analysis of financial condition and results of operations of the Offeror for the fiscal year ended December 31, 2004.*
4	The comparative interim financial statements for the three and six month periods ended June 30, 2005 of the Offeror.*
5	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended June 30, 2005.*
6	The management information circular of the Offeror dated March 17, 2005, excluding pages 15 to 25, inclusive, prepared in connection with the annual and special meeting of the Offeror's Unitholders held on April 21, 2005.*
7	The material change report of the Offeror dated March 11, 2005 in connection with the acquisition of all of the issued and outstanding common shares in the capital of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
8	The material change report of the Offeror dated April 8, 2005 in connection with the proposed $22.165 million bought-deal financing of 1.1 million of the Units at $20.15 per Unit.*
9	The business acquisition report of the Offeror dated May 16, 2005 with respect to the acquisition of Great Lakes Customs Brokerage, Inc. and South Ranch, Inc.*
10	The material change report of the Offeror dated October 26, 2005 in connection with the commencement of the Offer.**
11	The comparative interim financial statements for the three and nine month periods ended September 30, 2005 of the Offeror.**
12	Management's discussion and analysis of financial condition and results of operations of the Offeror for the period ended September 30, 2005.**

*Previously filed on Form CB on October 24, 2005.
**Previously filed on Form CB on November 28, 2005.